UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒  Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:   ☐  No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐  No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three Months Ended March 31, 2015

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”), Topco transferred its entire interest in Midco (being €31,000 of share capital) to PikCo, the consideration for which was an allocation to PikCo’s Reserve Account equal to €31,000. PikCo then contributed (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (being €12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of Atento S.A. The Company completed a share split (the “Share Split”) whereby Atento issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, upon the closing of our initial public offering, Atento issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the completion of the IPO, including the Share Split and the Reorganization Transaction, Atento has 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco.

As mentioned above, pursuant to the implementation of the Reorganization Transaction Midco became a wholly-owned subsidiary of Atento, which was a newly-formed company incorporated under the laws of Luxembourg with nominal assets and liabilities for the purpose of facilitating the IPO, and did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, Atento’s financial statements presented the consolidated results of Midco’s operations. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of Atento after to the IPO, as adjusted for the Reorganization Transaction. Upon consummation, the Reorganization Transaction was retroactively reflected in Atento’s calculations for earnings per share.

Divestment transaction

On December 9, 2014, Atento S.A. through its indirect subsidiary, Atento Spain Holdco, S.L.U., a sole-shareholder subsidiary of Atento Luxco 1, S.A. entered into an agreement for the sale of the 100% of the share capital of ATENTO CESKÁ REPUBLIKA A.S., which owns its operations in the Czech Republic, with the Italian company COMDATA S.P.A., the transaction was not subject to regulatory approval.

Acquisition transaction

On December 30, 2014, the Company, through its wholly owned subsidiary Atento Brasil S.A. acquired 100% of the share capital of Casa Bahia Contact Center Ltda. (“CBCC”), a call center services provider located in Brazil. As a result of the acquisition, the Atento group is expected to strengthen its presence in the Brazilian market. As at December 30, 2014, this company has been renamed as Atento Brasil 1, Ltda.

In this Interim Report, all references to “U.S. dollar” and “$” are to the lawful currency of the United States and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

Comparative information in the unaudited consolidated interim financial statements refer to the three months periods ended March 31, 2014 and 2015, except for the statements of financial position, which compares information as of December 31, 2014, and March 31, 2015.

SELECTED HISTORICAL FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited consolidated interim financial statements for the three months ended March 31, 2015 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

As described in Note 4 of the interim consolidated financial statements included elsewhere in this Report, the accounting policies adopted in preparation of the interim financial statements for three months ended March 31, 2015 are consistent with those followed in the preparation of the consolidated annual financial statements for December 31, 2014, except for change in functional currency of Atento Luxco 1 S.A. (Luxemburg) from Euro to U.S. dollar.

Rounding

Certain numerical figures set out in this Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Report may vary slightly from the actual arithmetic totals of such information. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following table presents a summary of the unaudited consolidated historical financial information for the periods and as of the dates indicated and should be read in conjunction with the section of this Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” and with the interim consolidated financial statements included elsewhere in this Report.

	For the three months ended March 31,		Change	Change excluding
($ millions)	2014	2015	(%)	FX (%)
	(unaudited)
Revenue	561.3	515.9	(8.1)	8.9
EBITDA (1)	50.9	55.7	9.4	32.0
Adjusted EBITDA (1)	62.8	58.3	(7.2)	11.8
Adjusted Earnings (2)	4.5	14.9	231.1	284.4
Adjusted Earnings per share (in U.S. dollars) (3)	0.06	0.20	231.1	284.4
Capital Expenditure (4)	(12.3)	(48.7)	295.9	409.8
Payments for acquisition of property, plant, equipment and intangible assets (5)	(12.3)	(9.1)	(26.0)	(36.0)
Total Debt with third parties (excluding PECs)	889.3	611.8	(31.2)	(24.2)
Cash and cash equivalents and short-term financial investments	218.4	192.0	(12.1)	(1.2)
Net debt with third parties (6)	670.9	419.8	(37.4)	(31.7)

(1)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and adjusted EBITDA at a company and operating segment level, to facilitate decision making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, assets impairments, site relocations costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and adjusted EBITDA.

(2)

In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the period from continuing operations adjusted for acquisition and integration related costs, amortization of Acquisition related intangible assets restructuring sponsor management fees, assets impairments, site relocation costs, financing fee, PECs interest expense, net foreign exchange impact of financial instruments, and tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is our profit/(loss) for the period from continuing operations.

We believe Adjusted Earnings, as defined above, is useful to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income-tax expense and net finance costs.

Management expects to use adjusted earnings/(loss) to (i) provide senior management a monthly report of our operating results that is prepared on an adjusted earnings basis; (ii) prepare strategic plans and annual budgets on the basis of adjusted earnings; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted earnings/(loss) measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an adjusted earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of Adjusted Earnings to profit/loss” for a reconciliation of adjusted earnings to our profit/(loss) for the period from continuing operations.

(3)

Adjusted Earnings per share is calculated based on 73,619,511 Atento ordinary shares as of March 31, 2015. The weighted average number of ordinary shares for the period ended March 31, 2014 was not considered in this calculation.

(4)	We define “capital expenditure” as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

The capital expenditures for the three months ended March 31, 2015 reflect the acquisition by Atento of the rights to use Microsoft Software for the amount of $39.6 million. This intangible asset has an useful life of 5 years. Refer to Note 7 of the interim consolidated financial statements.

(5)	Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(6)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments. Net debt with third parties is not a measure defined by IFRS.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

See “Selected Historical Financial Information” for a reconciliation of Total debt to Net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Report. Total debt is the most directly comparable financial measure under IFRS.

Consolidated Statements of Financial Position as at December 31, 2014 and March 31, 2015

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	December 31, 2014	March 31, 2015
	(audited)	(unaudited)
ASSETS

NON-CURRENT ASSETS	942,140	872,167

Intangible assets	293,078	284,110
Goodwill	169,471	156,242
Property, plant and equipment	237,196	202,137
Non-current financial assets	92,258	103,668
Deferred tax assets	150,137	126,010

CURRENT ASSETS	715,761	671,579

Trade and other receivables	475,759	478,262
Other current financial assets	28,562	16,338
Cash and cash equivalents	211,440	176,979

TOTAL ASSETS	1,657,901	1,543,746

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	464,866	432,569

NON-CURRENT LIABILITIES	818,205	759,719

Deferred tax liabilities	83,132	70,986
Interest bearing-debt	636,549	593,925
Derivative financial instruments	1,193	441
Non-current provisions	94,774	77,778
Non-current non trade payables	961	15,293
Other non-current payables to public administrations	1,596	1,296

CURRENT LIABILITIES	374,830	351,458

Interest bearing-debt	16,761	17,845
Trade and other payables	339,560	322,762
Current provisions	18,509	10,851

TOTAL EQUITY AND LIABILITIES	1,657,901	1,543,746

Consolidated Income Statements for the Three Months Ended March 31, 2014 and 2015

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended March 31,		Change excluding FX (%)
	2014	2015
	(unaudited)
Revenue	561,282	515,897	8.9
Other operating income	371	452	25.0
Own work capitalized	140	—	N.M.
Operating expenses:
Supplies	(24,895)	(19,715)	(5.2)
Employee benefit expense	(406,474)	(380,384)	10.6
Depreciation and amortization	(30,597)	(27,941)	8.8
Changes in trade provisions	(69)	(164)	N.M.
Other operating expenses	(79,438)	(60,392)	(10.5)

Total operating expenses	(541,473)	(488,596)	6.7

Operating profit	20,320	27,753	67.5

Finance income	2,877	6,263	N.M.
Finance costs	(31,826)	(20,536)	(23.6)
Net foreign exchange gain/(loss)	(3,942)	12,660	N.M.

Net finance expense	(32,891)	(1,613)	(82.7)

Profit/(loss) before tax	(12,571)	26,140	324.6

Income tax expense	(1,997)	(5,626)	235.0

Profit/(loss) for the period	(14,568)	20,514	247.9

Adjusted basic result per share (in U.S. dollars)(*)	(0.20)	0.28	247.9
Adjusted diluted result per share (in U.S. dollars)(*)	(0.20)	0.28	247.9

(*)	The adjusted basic and diluted result per share, for the period presented in the table above, were calculated based on the number of ordinary shares of 73,619,511 as of March 31, 2015.

Consolidated Statements of Cash Flow for the Three Months Ended March 31, 2014 and 2015

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended
	March 31,
	2014	2015
	(unaudited)
Operating activities
Profit/(loss) before tax	(12,571)	26,140
Adjustments to profit/(loss):
Amortization and depreciation	30,597	27,941
Impairment allowances	69	164
Change in provisions	6,798	814
Grants released to income	—	(117)
(Gains)/losses on disposal of fixed assets	(44)	409
(Gains)/losses on disposal of financial assets	(3)	(1)
Finance income	(2,877)	(6,263)
Finance expense	31,826	20,536
Net exchange differences	3,942	(12,660)
Changes in fair value of financial instruments	2,679	1,462
Own work capitalized	(140)	—

	72,847	32,285
Changes in working capital:
Changes in trade and other receivables	(28,804)	(51,694)
Changes in trade and other payables	(2,372)	(10,029)
Other assets/(payables)	(15,554)	(9,521)

	(46,730)	(71,244)
Other cash flow from operating activities
Interest paid	(20,354)	(14,043)
Interest received	7,489	7,734
Income tax paid	(3,946)	(4,522)
Other payments	(4,021)	(6,244)

	(20,832)	(17,075)

Net cash flow used in operating activities	(7,286)	(29,894)

Investment activities
Payments for acquisition of intangible assets	(3,080)	—
Payments for acquisition of property, plant and equipment	(9,220)	(9,081)
Payments for financial instruments	(52,562)	—
Disposals of property, plant and equipment	109	414
Proceeds from redemption of financial instruments	—	11,689

Net cash flow from/(used in) investment activities	(64,753)	3,022

Financing activities
Proceeds from borrowing from third parties	24,063	8,933

Net cash flow from financing activities	24,063	8,933

Exchange differences	296	(16,522)

Net decrease in cash and cash equivalents	(47,680)	(34,461)

Cash and cash equivalents at beginning of period	213,491	211,440

Cash and cash equivalents at end of period	165,811	176,979

Cash and cash equivalents and short term financial investments at end of period	218,373	192,008

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended March 31,
($ in millions)	2014	2015
	(unaudited)
Profit/(loss) for the period	(14.6)	20.5

Net finance expense	32.9	1.6
Income tax expense	2.0	5.6
Depreciation and amortization	30.6	28.0

EBITDA (non-GAAP)	50.9	55.7

Acquisition and integration related costs(a)	2.4	0.1
Restructuring costs(b)	5.0	1.0
Sponsor management fees(c)	2.7	—
Site relocation costs(d)	—	0.4
Financing and IPO fees (e)	1.9	0.3
Asset impairments and Others (f)	(0.1)	0.8

Adjusted EBITDA (non-GAAP)	62.8	58.3

(a)

Acquisition and integration costs incurred in 2014 and 2015 are costs associated with the Acquisition and post-Acquisition process targeting primarily financial and operational improvements. Acquisition and integration costs incurred for the three months ended March 31, 2015 are related to SAP IT transformation project. For the three months ended March 31, 2014 costs primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm.

(b)

Restructuring costs incurred in 2014 and 2015 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for the three months ended March 31, 2014, primarily include $2.9 million in Argentina related to traffic reduction from Telefónica which began to partially offshore to Peru certain business, $1.2 million related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica in Chile, and restructuring costs related to the headcount reduction plan in Spain as a consequence of significant reduction in activity levels as a result of adverse market conditions. Of the $1.0 million costs incurred for the three months ended March 31, 2015, $0.5 million are related to the restructuring process in Spain in order to adapt the organization to the lower activity level and minor restructurings in Chile and Mexico, totaling $0.5 million.

(c)

Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. The advisory agreement was terminated in connection with the initial public offering (“IPO”).

(d)

Site relocation costs incurred for the three months ended March 31, 2014 and 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(e)

Financing and IPO fees for the three months ended March 31, 2014 primarily relate to non-core professional fees incurred during the IPO process. Financing and IPO fees for the three months ended March 31, 2015 are related to remaining costs in connection to the IPO process.

(f)

Asset impairment and others cost incurred for the three months ended March 31, 2015, refers mainly to the consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended March 31,
($ in millions, except percentage changes)	2014	2015
	(unaudited)
Profit/(Loss) attributable to equity holders of the parent	(14.6)	20.5

Acquisition and integration related Costs (a)	2.4	0.1
Amortization of Acquisition related Intangible assets (b)	9.6	7.7
Restructuring Costs (c)	5.0	1.0
Sponsor management fees (d)	2.7	—
Site relocation costs (e)	—	0.4
Financing and IPO fees (f)	1.9	0.3
PECs interest expense (g)	8.4	—
Asset impairments and Others (h)	(0.1)	0.8
Net foreign exchange gain of financial instruments (i)	—	(13.0)
Tax effect (j)	(10.8)	(2.9)

Adjusted Earnings (non-GAAP) (unaudited)	4.5	14.9

Adjusted Earnings per share - Basic (in U.S. dollars) (*)	0.06	0.20

Adjusted Earnings per share - Diluted (in U.S. dollars) (*)	0.06	0.20

(a)

Acquisition and integration costs incurred in 2014 and 2015 are costs associated with the Acquisition and post-Acquisition process targeting primarily financial and operational improvements. Acquisition and integration costs incurred for the three months ended March 31, 2015 are related to SAP IT transformation project. For the three months ended March 31, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm.

(b)

Amortization of Acquisition related intangible assets represents the amortization expense of intangible assets resulting from the Acquisition and has been adjusted to eliminate the impact of the amortization arising from the Acquisition which is not in the ordinary course of our daily operations and distorts comparison with peers and results for prior periods. Such intangible assets primarily include contractual relationships with customers, for which the useful life has been estimated at primarily nine years.

(c)

Restructuring costs incurred in 2014 and 2015 primarily included a number of restructuring activities and other personnel costs that were not related to our core result of operations. Restructuring costs incurred for the three months ended March 31, 2014, primarily include $2.9 million in Argentina related to traffic reduction from Telefónica which began to partially offshore to Peru certain business, $1.2 million related to restructuring expenses incurred in connection with the implementation of a new service delivery model with Telefónica in Chile, and restructuring costs related to the headcount reduction plan in Spain as a consequence of significant reduction in activity levels as a result of adverse market conditions. Of the $1.0 million costs incurred for the three months ended March 31, 2015, $0.5 million are related to the restructuring process in Spain in order to adapt the organization to the lower activity level and minor restructurings in Chile and Mexico, totaling $0.5 million.

(d)

Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that are expensed during the period presented. The advisory agreement was terminated in connection with the initial public offering (“IPO”).

(e)

Site relocation costs incurred for the three months ended March 31, 2014 and 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to get efficiencies through rental cost reduction and attrition and absenteeism improvement.

(f)

Financing and IPO fees for the three months ended March 31, 2014 primarily relate to non-core professional fees incurred by us during the IPO process. Financing and IPO fees for the three months ended March 31, 2015 are related to invoices received from IPO process.

(g)	PECs Interest expense represents accrued interest on the preferred equity certificates. In the last quarter of 2014, the PECs were capitalized in connection with the IPO.

(h)

Asset impairment and others for the three months ended March 31, 2015, refers mainly to the consultancy costs related to the sale of Czech Republic operation and some processes related to our headquarters relocation.

(i)

As of April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, relating to the effective portion of the hedge will be recognized in other comprehensive income (equity) as from that date. The gain or loss relating to the ineffective portion will be recognized in the income statement. Cumulative net foreign exchange gain of such instruments was reversed from Equity to profit/(loss) in Q1 in the amount of $13 million. For comparability, this one off adjustment was added back to calculate adjusted earnings.

(j)

The tax effect represents the tax impact of the total adjustments based on an average tax rate of 36% for the period from January 1, 2014, to March 31, 2014 and 28% for the period from January 1, 2015, to March 31, 2015.

(*)	The adjusted earnings per share, for the period presented in the table above, were calculated considering the number of ordinary shares of 73,619,511 as of March 31, 2015.

Financing Arrangements

	As of March 31,
($ in million, except Net Debt/Adj. EBITDA LTM)	2014	2015
	(unaudited)

Cash and cash equivalents	165.8	177.0
Short term financial investments	52.6	15.0
Debt:
7.375% Sr. Sec. Notes due 2020	293.7	295.1
Brazilian Debentures	370.3	211.5
Vendor Loan Note (1)	154.0	—
Contingent Value Instrument	36.2	36.1
Preferred Equity Certificates	527.9	—
Finance Lease Payables	9.5	8.7
Other Borrowings	25.6	60.4

Total Debt	1,417.2	611.8

Preferred Equity Certificates	(527.9)	—

Total Debt excluding PECs	889.3	611.8

Net Debt with third parties (2) (unaudited)	670.9	419.8

Adjusted EBITDA LTM (3) (non - GAAP) (unaudited)	303.6	301.8

Net Debt/Adjusted EBITDA LTM (4) (non-GAAP) (unaudited)	2.2x	1.4x

(1)	Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note. The loan was liquidated in connection with the IPO.

(2)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude Acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

(4)	The improvement of this indicator is related to the amortization of the debentures and the liquidation of the Vendor Loan Note. Also, the PEC’s were capitalized in Q4 2014 in connection with the IPO.

As of March 31, 2015 we were in compliance with the terms of all our covenants under our financing documents.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. They are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

For additional detail see the sections entitled “Risk Factors” and “Forward-looking Statements” in our Annual Form 20-F (the “20-F”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with the interim consolidated financial statements and the related notes included herein. The interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this report, particularly under “Cautionary Note Regarding Forward Looking Statements” and the section entitled “Risk Factors” in the Form 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America and Spain, and among the top three global providers, by revenue. Atento’s tailored CRM BPO solutions are designed to enhance each client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its expertise in its industry and in its customer care operations, combined with a consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, each solution being customized for the individual client’s needs and sophistications.

Atento offers a comprehensive portfolio of customizable, and scalable, solutions comprising front-end and back-end services ranging from sales, applications-processing, customer care and credit-management. From our suite of products and value-added services, we derive embedded and integrated industry-tailored solutions for a large and diverse group of multi-national companies. Our solutions to our base of over 400 clients are delivered by over 163,000 of our highly engaged customer care specialists and facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing customer transactions and industry expertise to our clients customer care operations, which allow us to provide higher-quality customer care services more cost-effectively than our clients could deliver on their own.

Our number of workstations increased from 81,318 as of March 31, 2014 to 89,099 workstations as of March 31, 2015. Since we lease all of our call center facilities, which increases our operating expenses and does not result in a depreciation expense, our EBITDA performance has historically differed from competitors who own their buildings and equipment, as related financings have generally resulted in higher depreciation expenses for those competitors and have increased such competitors EBITDA.

We continue to relocate a portion of our delivery centers from Tier 1 to Tier 2 cities, which tend to be smaller, more affordable locations, as we seek to optimize lease expenses and reduce employee benefit expenses by focusing on reducing turnover and absenteeism. Additionally, the relocation of delivery centers allows us to access and attract new and larger pools of talent in locations where Atento is considered a reference employer. We have completed several successful site transfers in Brazil, Colombia and Argentina. In Brazil, the percentage of total workstations located in tier 2 cities increased 1.5 percentage points, from 54.5% for the three month period ended March 31, 2014 to 56.0% for the three month period ended March 31, 2015, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we continue to evaluate and adjust our site footprint to create the most competitive combination of quality of service and cost effectiveness.

As of March 31, 2015, we had 89,099 workstations globally, with 48,047 in Brazil, 33,549 in the Americas (excluding Brazil) and 7,503 in EMEA. As of March 31, 2014, we had 81,318 workstations globally, with 41,082 in Brazil, 32,185 in the Americas (excluding Brazil) and 8,051 in EMEA. As of March 31, 2015, we had 98 delivery centers globally, 33 in Brazil, 46 in the Americas (excluding Brazil) and 19 in EMEA. As of March 31, 2014, we had 93 delivery centers globally, 26 in Brazil, 45 in the Americas (excluding Brazil) and 22 in EMEA.

The following table shows the number of delivery centers and workstations in each of the jurisdictions in which we operated as at March 31, 2014 and 2015.

	Number of Workstations		Number of Service Delivery Centers (1)
	2014	2015	2014	2015
	(unaudited)		(unaudited)
Brazil	41,082	48,047	26	33
Americas	32,185	33,549	45	46

Argentina (2)	3,825	3,705	11	11
Central America(3)	1,757	2,560	3	5
Chile	3,160	2,402	3	2
Colombia	5,378	5,479	6	7
Mexico	9,376	9,590	17	15
Peru	7,568	8,593	2	3
United States(4)	1,121	1,220	3	3
EMEA	8,051	7,503	22	19

Czech Republic(5)	592	—	3	—
Morocco	2,045	2,046	4	4
Spain	5,414	5,457	15	15

Total	81,318	89,099	93	98

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2)	Includes Uruguay.
(3)	Includes Guatemala and El Salvador.
(4)	Includes Puerto Rico.
(5)	Operations in Czech Republic were divested in Q4 2014 – see details in our annual financial statements as of December 31, 2014.

For the three months ended March 31, 2015, revenue generated from our fifteen largest client groups (including Telefónica Group) represented 80.0% of our revenue as compared to 82.7% of our revenue in the same period in the prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented in aggregate 35.6% of our revenue for the three-month period ended March 31, 2015 as compared to 36.0% of our revenue in the same period in the prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. In the three month ended March 31, 2015 CRM BPO solutions and individuals services comprised approximately 23.8% and 76.2% of our revenues, respectively. For the same period in 2014, CRM BPO solutions and individuals services comprised approximately 22.5% and 77.5% of our revenues, respectively.

During the three months period ended March 31, 2015, telecommunications represented 44.5% of our revenue and financial services represented 34.4% of our revenue, compared to 50.0% and 35.0%, respectively, for the same period in 2014. During the three months ended March 31, 2014 and 2015 the sales by service were represented as follows:

	For the three months ended March 31,
	2014	2015
Customer Service	50.1%	48.7%
Sales	18.1%	18.2%
Collection	11.1%	10.0%
Back Office	8.9%	9.1%
Technical Support	9.4%	10.7%
Service Desk	0.1%	0.1%
Others	2.3%	3.2%

Total	100.0%	100.0%

We operate in 14 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, ex-Brazil (“Americas”) and (iii) EMEA. For the three months ended March 31, 2015, Brazil accounted for 51.2% of our revenue; Americas accounted for 36.3% of our revenue and; EMEA accounted for 12.6% of our revenue (in each case, before holding company level revenue and expenses and consolidation adjustments).

Consolidated Income Statements for the Three Months Ended March 31, 2014 and 2015

($ in millions, except percentage changes)	For the three months ended March 31,		Change (%)	Change excluding FX (%)
	2014	2015
	(unaudited)
Revenue	561.3	515.9	(8.1)	8.9
Other operating income	0.4	0.5	25.0	25.0
Own work capitalized	0.1	—	N.M.	N.M.
Operating expenses:
Supplies	(24.9)	(19.7)	(20.9)	(5.2)
Employee benefit expense	(406.5)	(380.4)	(6.4)	10.6
Depreciation and amortization	(30.6)	(28.0)	(8.5)	8.8
Changes in trade provisions	(0.1)	(0.2)	N.M.	N.M.
Other operating expenses	(79.4)	(60.4)	(23.9)	(10.5)

Total operating expenses	(541.5)	(488.7)	(9.8)	6.7

Operating profit	20.3	27.7	36.5	67.5

Finance income	2.9	6.3	N.M.	N.M.
Finance costs	(31.8)	(20.5)	(35.5)	(23.6)
Net foreign exchange gain/(loss)	(4.0)	12.6	N.M.	N.M.

Net finance expense	(32.9)	(1.6)	(95.1)	(82.7)

Profit/(loss) before tax	(12.6)	26.1	(307.1)	324.6

Income tax expense	(2.0)	(5.6)	180.0	235.0
Profit/(loss) for the period from continuing operations	(14.6)	20.5	240.4	247.9

Profit/(loss) for the period attributable to equity holders of the parent	(14.6)	20.5	240.4	247.9

Other financial data:
EBITDA(1) (unaudited)	50.9	55.7	9.4	32.0
Adjusted EBITDA(1) (unaudited)	62.8	58.3	(7.2)	11.8

(1)	For reconciliation with IFRS as issued by IASB, see section ‘Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)’ as above.

N.M. means not meaningful.

Consolidated Income Statements by Segment for the Three Months Ended March 31, 2014 and 2015

($ in millions, except percentage changes)	For the three months ended March 31,			Change Excluding FX (%)
	2014	2015	Change (%)
	(unaudited)
Revenue:
Brazil	288.9	264.1	(8.6)	11.8
Americas	179.1	187.4	4.6	17.3
EMEA	93.3	64.8	(30.5)	(15.8)
Other and eliminations(1)	—	(0.4)	N.M.	N.M.

Total revenue	561.3	515.9	(8.1)	8.9
Operating expense:
Brazil	(269.1)	(247.1)	(8.2)	12.1
Americas	(169.4)	(175.1)	3.4	15.6
EMEA	(95.2)	(64.8)	(31.9)	(17.4)
Other and eliminations(1)	(7.8)	(1.7)	(78.2)	(79.5)

Total operating expenses	(541.5)	(488.7)	(9.8)	6.7
Operating profit/(loss):
Brazil	19.9	17.2	(13.6)	8.5
Americas	9.9	12.5	26.3	45.5
EMEA	(1.1)	0.1	N.M.	N.M.
Other and eliminations(1)	(8.4)	(2.1)	(75.0)	(75.0)

Total operating profit/(loss)	20.3	27.7	36.5	67.5
Net finance expense:
Brazil	(12.6)	(5.1)	(59.5)	(52.4)
Americas	1.0	(8.9)	N.M.	N.M.
EMEA	(3.6)	(2.1)	(41.7)	(27.8)
Other and eliminations(1)	(17.7)	14.5	N.M.	N.M.

Total net finance expense	(32.9)	(1.6)	(95.1)	(82.7)
Income tax expense:
Brazil	(2.4)	(4.6)	91.7	N.M.
Americas	(3.9)	(5.2)	33.3	48.7
EMEA	1.0	0.6	(40.0)	(30.0)
Other and eliminations(1)	3.3	3.6	9.1	24.2

Total income tax expense	(2.0)	(5.6)	180.0	235.0
Profit/(loss) for the period:
Brazil	4.9	7.5	53.1	N.M.
Americas	7.0	(1.6)	N.M.	N.M.
EMEA	(3.7)	(1.4)	(62.2)	(51.4)
Other and eliminations(1)	(22.8)	16.0	N.M.	N.M.

Profit/(loss) for the period	(14.6)	20.5	240.4	247.9
Other financial data:
EBITDA(2):
Brazil	33.3	31.2	(6.3)	17.1
Americas	20.8	22.7	9.1	24.5
EMEA	4.8	3.5	(27.1)	(8.3)
Other and eliminations(1)	(8.0)	(1.7)	(78.8)	(73.8)

Total EBITDA (unaudited)	50.9	55.7	9.4	32.0
Adjusted EBITDA(2):
Brazil	35.6	31.7	(11.0)	11.2
Americas	24.9	23.4	(6.0)	7.2
EMEA	5.4	4.0	(25.9)	(7.4)
Other and eliminations(1)	(3.1)	(0.8)	(74.2)	(64.5)

Total Adjusted EBITDA (unaudited)	62.8	58.3	(7.2)	11.8

(1)	Included revenue and expenses at the holding-company level (such as corporate expenses and Acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)	For a reconciliation with IFRS as issued by the IASB, see section ‘Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)’ above, N.M. means not meaningful.

Three Months ended March 31, 2014 compared to Three Months ended March 31, 2015

Revenue

Revenue decreased by $45.4 million, or 8.1%, from $561.3 million for the three months ended March 31, 2014 to $515.9 million for the three months ended March 31, 2015. Excluding the impacts of foreign exchange and the sale of the operations in Czech Republic, revenue increased by 9.5% driven primarily by a strong performance in Brazil and the Americas, largely offsetting the reduction in EMEA. Revenue in LatAm, which includes Brazil and the Americas, increased 13.9% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, increased by 3.1%, driven primarily by a strong performance in the Americas, in particular, in Chile, in Peru, in Argentina and in Central America. This positive performance in the Americas largely offset the reduction in EMEA caused by the adverse economic conditions in Spain. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 14.0% due to the strong double digit growth in Americas and Brazil. As of the three months ended March 31, 2015, non-Telefónica revenue represented 55.1% of total revenue, compared to 52.8% for the three months ended March 31, 2014, representing an increase of 2.3 percentage points. We have continued to increase our revenue diversification from Telefónica with significant customer wins in the telecommunication industry and multisector segments in Brazil and higher volumes with current clients, primarily in the finance industry. Strong growth in the Americas was driven by Peru, Colombia and Argentina. In EMEA lower revenues with Multisector due to some Public Administration services termination.

The following chart sets forth a breakdown of revenue based on geographical region for the three months ended March 31, 2014 and March 31, 2015 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended March 31,
($ in millions, except percentage changes)	2014	(%)	2015	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	288.9	51.5	264.1	51.2	(8.6)	11.8
Americas	179.1	31.9	187.4	36.3	4.6	17.3
EMEA	93.3	16.6	64.8	12.6	(30.5)	(15.8)
Other and eliminations(1)	—	—	(0.4)	(0.1)	N.M.	N.M.

Total	561.3	100.0	515.9	100.0	(8.1)	8.9

(1)	Includes holding company level revenues and consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended March 31, 2014 and March 31, 2015 was $288.9 million and $264.1 million, respectively. Revenue decreased in Brazil by $24.8 million, or 8.6%. Excluding the foreign exchange impact, revenue increased by 11.8% over this period. Excluding the impact of foreign exchange, revenue from Telefónica increased by 1.5%, principally due to the introduction of new services in Brazil. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 19.5% over this period, mainly due to CBCC business acquisition, in addition to other new clients, volume growth and the introduction of new services with existing clients, driven by the financial services sector. In addition, we achieved significant customer wins during the year ended 2014, primarily in the telecom sector where we now provide services to all major operators.

Americas

Revenue in Americas for the three months ended March 31, 2014 and March 31, 2015 was $179.1 million and $187.4 million, respectively. Revenue increased in the Americas by $8.3 million, or 4.6%. Excluding the impact of foreign exchange, revenue increased by 17.3%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 20.3% over this period due to strong performance across the region and in particular in Chile and in Peru due to the increase in offshore business from Argentina. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 13.9% due to strong growth in most markets supported by new and existing clients, particularly in Argentina, Peru, Colombia and offshore business from United States.

EMEA

Revenue in EMEA for the three months ended March 31, 2014 and March 31, 2015 was $93.3 million and $64.8 million, respectively. Revenue decreased in EMEA by $28.5 million, or 30.5%. Excluding the foreign exchange impact and sale of operations in Czech Republic, revenue decreased by 12.8%. Excluding the foreign exchange and the sale of operations in Czech Republic impacts, revenue from Telefónica decreased by 18.0% principally due to the decrease in the volume of customer sales in Spain, driven by the adverse Telefónica situation in the Spanish telecommunications market. Revenue from non-Telefónica clients decreased by 3.3%, excluding the impact of foreign exchange and the sale of operations in Czech Republic, due to some Public Administration services termination.

Other operating income

Other operating income increased by $0.1 million, from $0.4 million for the three months ended March 31, 2014 to $0.5 million for the period ended March 31, 2015. Excluding the impact of foreign exchange, other operating income increased by 25.0%.

Total operating expenses

Total operating expenses decreased by $52.8 million, or 9.8%, from $541.5 million for the three months ended March 31, 2014 to $488.7 million for the three months ended March 31, 2015. Excluding the impact of foreign exchange, operating expenses increased by 6.7%. As a percentage of revenue, operating expenses represented 96.5% and 94.7% for the three months ended March 31, 2014 and 2015, respectively. This decrease was mainly due to the efficiencies generated in the regions, in addition to the lower non-recurring expenses. The $52.8 million decrease in operating expenses resulted from the following items:

Supplies: Supplies decreased by $5.2 million, or 20.9%, from $24.9 million for the three months ended March 31, 2014 to $19.7 million for the three months ended March 31, 2015. Excluding the impact of foreign exchange, supplies expense decreased by 5.2%. The decrease was mainly due to lower activity in EMEA and lower costs in Americas. As a percentage of revenue, supplies represent 4.4% and 3.8% for the three months periods ended March 31, 2014 and 2015, respectively.

Employee benefits expenses: Employee benefits expenses decreased by $26.1 million, or 6.4%, from $406.5 million for the three months ended March 31, 2014 to $380.4 million for the three months ended March 31, 2015. Excluding the impact of foreign exchange, employee benefits expenses increased by 10.6%. This increase in employee benefits expenses was due to the business growth. As a percentage of the revenue, employee benefits expenses represented 72.4% and 73.7% for the three months periods ended March 31, 2014 and 2015, respectively. This increase in the percentage over revenue is due to the ramp up of the new wins, in addition to wage inflation not yet fully translated to price, mainly in Brazil and Americas.

Depreciation and amortization: Depreciation and amortization expense decreased by $2.6 million, or 8.5%, from $30.6 million for the three months ended March 31, 2014 to $28.0 million for the three months ended March 31, 2015. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 8.8%, mainly due to the growth in capacity to deliver the new services captured, mainly in Brazil.

Changes in trade provisions: Changes in trade provisions increased by $0.1 million, from $0.1 million for the three months ended March 31, 2014 to $0.2 million for the three months ended March 31, 2015. As a percentage of revenue, no changes in trade provisions occurred representing less than 0.1% for the three months ended March 31, 2014 and 2015.

Other operating expenses: Other operating expenses decreased $19.0 million, or 23.9%, from $79.4 million for the three months ended March 31, 2014 to $60.4 million for the three months ended March 31, 2015. Excluding the impact of foreign exchange, other operating expenses decreased 10.5%, principally due to lower activities in EMEA and overall costs reduction. As a percentage of revenue, other operating expenses constituted 14.1% and 11.7% for the three months ended March 31, 2014 and 2015, respectively.

Brazil

Total operating expenses in Brazil decreased by $22.0 million, or 8.2%, from $269.1 million for the three months ended March 31, 2014 to $247.1 million for the three months ended March 31, 2015. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 12.1%. Excluding the corporate expenses, operating expenses as a percentage of revenue increased from 92.0% to 92.4%, for the three months ended March 31, 2014 and 2015, respectively, in constant currency. The increase in operating expenses in Brazil as a percentage of sales was due to the wage inflation not yet fully translated to price and the higher depreciations for capacity growth.

Americas

Total operating expenses in the Americas increased by $5.7 million, or 3.4%, from $169.4 million for the three months ended March 31, 2014 to $175.1 million for the three months ended March 31, 2015. Excluding the impact of foreign exchange, operating expenses in the Americas increased 15.6%. Excluding the corporate expenses, operating expenses as a percentage of revenue decreased from 94.4% to 91.6%, for the three months ended March 31, 2014 and 2015, respectively, in constant currency. This decrease was mainly explained by efficiency gains in Argentina and Chile in the three months ended March 31, 2014. Excluding this impact, operating expenses as a percentage of revenue would have reduced from 92.1% to 91.6% due to the efficiencies generated in the region.

EMEA

Total operating expenses in EMEA decreased by $30.4 million, or 31.9%, from $95.2 million for the three months ended March 31, 2014 to $64.8 million for the three months ended March 31, 2015. Operating expenses as a percentage of revenue decreased from 102.0% to 100.0%. Excluding the impact of foreign exchange, operating expenses in EMEA decreased 17.4%. The decrease in operating expenses in EMEA in the three months ended March 31, 2015 was primarily attributable to benefits from the restructuring implemented in 2014. Excluding the impact of this effect, operating expenses as a percentage of revenue would have been stable compared to the same period prior year.

Operating profit

Operating profit increased $7.4 million, or 36.5%, from $20.3 million for the three months ended March 31, 2014 to $27.7 million for the three months ended March 31, 2015. Excluding the impact of foreign exchange, the operating profit increased by 67.5%, within these periods. Operating profit margin increased from 3.6% for the period ended March 31, 2014 to 5.4% for the period ended on March 31, 2015, due to the efficiencies generated in the regions, in addition to the lower non-recurring expenses.

Brazil

Operating profit in Brazil decreased $2.7 million, or 13.6%, from $19.9 million for the three months ended on March 31, 2014 to $17.2 million for the three months ended March 31, 2015. When excluding the impact of foreign exchange, the operating profit increased 8.5% in 2015. Excluding the corporate expenses, operating profit margin in Brazil decreased from 8.0% for the three month ended on March 31, 2014 to 7.6% for the period ended March 31, 2015, in constant currency. The decrease in operating profit in Brazil for the period was principally due to the price increases that still do not fully reflect inflation rates, higher depreciation expense as a result of capacity growth and the ramp up costs of new clients.

Americas

Operating profit in the Americas increased $2.6 million, or 26.3%, from $9.9 million for the three months ended on March 31, 2014 to $12.5 million for the period ended March 31, 2015. Excluding the impact of foreign exchange, operating profit in Americas increased 45.5% in 2015. Excluding the corporate expenses, operating profit margin in the Americas increased from 5.6% for the period ended March 31, 2014 to 8.4% for the three months ended March 31, 2015, in constant currency. The increase in operating profit in the Americas was mainly attributed to effiency gains in Argentina and Chile in the three months ended March 31, 2014. Excluding this impact, operating profit margin would have increased from 7.9% to 8.4% supported by the strong performance mainly in Chile and Argentina.

EMEA

Operating profit in EMEA increased by $1.2 million, from a loss of $1.1 million for the three months ended March 31, 2014 to a gain of $0.1 million for the period ended March 31, 2015. Excluding the impact of foreign exchange, the operating profit in EMEA increased and became positive in 2015. The operating profit margin in EMEA changed from a negative margin of 1.2% to a positive margin of 0.2% attributable to benefits from the restructuring implemented in 2014, in addition to the better performance than the same period of last year.

Finance income

Finance income increased by $3.4 million, from $2.9 million for the three months ended March 31, 2014 to $6.3 million for the three month ended March 31, 2015. Excluding the impact of foreign exchange effect, finance income increased by $4.7 million during the period ended March 31, 2015. This increase was mainly due to foreign exchange gain in Brazilian USD denominated investment.

Finance costs

Finance costs decreased by $11.3 million, or 35.5%, from $31.8 million for the three months ended March 31, 2014 to $20.5 million for the period ended March 31, 2015. Excluding the impact of foreign exchange effect, finance costs decreased by 23.6% during the period ended March 31, 2015. This variance was mainly due to the capitalization of PECs, in connection with the IPO, which reduced the interest expense.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $16.6 million, from a loss of $4.0 million for the three months ended March 31, 2014 to a gain of $12.6 million for the period ended March 31, 2015. This variance was principally due to the Company’s exposure of its financial instruments designated in foreign currency.

Income tax expense

Income tax expense for the three months ended March 31, 2014 and March 31, 2015 was an expense of $2.0 million and $5.6 million, respectively; increasing by $3.6 million during the period ended March 31, 2015. Higher tax expenses are mainly attributed to the recognition of non-deductible expenses in Mexico, to contribution of losses in the holding companies and to the increase in the profit before tax. Adjusting for the contribution of losses in the holding companies effect, the average effective tax rate for the three months ended March 31, 2015 would have been 43.7%, and the average effective rate for the three months ended March 31, 2014 was 43.7%.

Profit/(loss) for the period

Profit/(loss) for the three months ended March 31, 2014 and March 31, 2015 was a loss of $14.6 million and a gain of $20.5 million, respectively, as a result of the items disclosed above.

EBITDA and adjusted EBITDA

EBITDA increased by $4.8 million, or 9.4%, from $50.9 million for the three months ended March 31, 2014 to $55.7 million for the period ended March 31, 2015. Adjusted EBITDA decreased by $4.5 million, or 7.2% from $62.8 million for the period ended on March 31, 2014 to $58.3 million for the period ended March 31, 2015. The difference between EBITDA and adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 32.0% and adjusted EBITDA increased by 11.8% mainly due to the significant reduction in non-recurring expenses and operating profit increase in the period.

Brazil

EBITDA in Brazil decreased by $2.1 million, or 6.3%, from $33.3 million for the three month ended March 31, 2014 to $31.2 million for the period ended March 31, 2015. Adjusted EBITDA in Brazil decreased by $3.9 million, or 11.0%, from $35.6 million for the three months period ended on March 31, 2014 to $31.7 million for the period ended March 31, 2015. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased by 17.1% and 11.2%, respectively. Excluding the corporate expenses, EBITDA and adjusted EBITDA increased by 14.5% and 16.5%, during the three months ended March 31, 2014 and 2015, respectively, in constant currency, due to the strong growth in revenue with existing clients and the capture of new clients, including CBCC acquisition, as well as operating efficiencies achieved from our margin transformational programs.

Americas

EBITDA in the Americas increased by $1.9 million, or 9.1%, from $20.8 million for the three months ended March 31, 2014 to $22.7 million for the period ended March 31, 2015. Adjusted EBITDA in the Americas decreased by $1.5 million, or 6.0%, from $24.9 million for the period ended on March 31, 2014 to $23.4 million for the three month period ended March 31, 2015. Excluding the impact of foreign exchange, EBITDA and adjusted EBITDA increased during this period by 24.5% and 7.2%, respectively. Excluding the corporate expenses, EBITDA and adjusted EBITDA increased by 38.9% and 19.1%, respectively, in constant currency, due to the strong growth mainly in Chile, Peru and Argentina, and Adjusted EBITDA margin grew 0.2 percentage points mainly due to the efficiencies generated in the region.

EMEA

EBITDA in EMEA decreased by $1.3 million, from $4.8 million for the three month period ended March 31, 2014 to $3.5 million for the period ended on March 31, 2015. Adjusted EBITDA in EMEA decreased by $1.4 million, from $5.4 million for the three months ended March 31, 2014 to $4.0 million for the period ended on March 31, 2015. The decrease in Adjusted EBITDA, during the period was due to the revenue reduction with Telefónica. However, the Adjusted EBITDA margin improved from 6.1% to 6.3%.

Liquidity and Capital Resources

As of March 31, 2015, our outstanding debt amounted to $652.7 million, which includes $295.1 million of our 7.375% Senior Secured Notes due 2020, $211.5 million equivalent amount of Brazilian Debentures, $36.1 million of CVIs, $8.7 million of finance lease payables, $60.1 million of financing provided by BNDES, and $0.3 million of other bank borrowings.

On March 26, 2015, BNDES disbursed BRL30.0 million (equivalent to $9.4 million as of March 31, 2015) of the facility.

For the three months ended March 31, 2015, our cash flow used for debt service totaled $14.0 million, which included interest payments. Also, during the three months ended March 31, 2015, our net cash flow used in operating activities totaled $29.9 million, which includes interest paid of $14.0 million. As such, our net cash flow from operating activities (before giving effect to the payment of interest) amounted to $15.9 million. Cash flow used to service our debt represented 88.1% of our net cash flow from operating activities (before giving effect to the payment of interest).

Cash Flow

As of March 31, 2015, we had cash and cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments of approximately $192.0 million. We believe that our current cash flow from operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended March 31,
($ in millions)	2014	2015
	(unaudited)
Cash used in operating activities	(7.3)	(29.9)
Cash provided by/(used in) investment activities	(64.8)	3.0
Cash provided by financing activities	24.1	8.9
Effect of changes in exchanges rates	0.3	(16.5)
Net decrease in cash and cash equivalents	(47.7)	(34.5)

Cash Used in Operating Activities

Net cash used in operating activities was $29.9 million for the three months ended March 31, 2015 compared to $7.3 million for the three months ended March 31, 2014. The increase from net cash used in operating activities resulted from unfavorable changes in working capital for the three months ended March 31, 2015.

Cash Provided by/(used in) Investment Activities

Net cash provided by investment activities was $3.0 million for the three months ended March 31, 2015 compared to cash used in investment activities of $64.8 million for the three months ended March 31, 2014. Net cash provided by investment activities for the three months ended March 31, 2015 mainly include payments for capital expenditure of $9.1 million, and redemption of $11.7 million from financial instruments (short term investment), compared to payments for capital expenditures of $12.3 million and payment for financial instruments of $52.6 million in the three months ended March 31, 2014.

Cash Provided by Financing Activities

Net cash provided by financing activities was $8.9 million for the three months ended March 31, 2015 compared to $24.1 million for the three months ended March 31, 2014. Net cash provided by financing activities for the three months ended March 31, 2015 include the BNDES facility.

Free Cash Flow

Our Management uses free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flows from operating activities less cash payments for acquisition of property, plant, equipment and intangible assets for the period. We believe that free cash flow is useful to investors because it adjusts our operating cash flow by the capital that is invested to continue and improve business operations.

Free cash flow has limitations as an analytical tool. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, cash flow from operating activities or other measures as determined in accordance with IFRS. Additionally, free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

($ in millions)	For the three months ended March 31,
	2014	2015
	(unaudited)
Net cash flow used in operating activities	(7.3)	(29.9)
Cash payments for acquisition of property, plant, equipment and intangible assets	(12.3)	(9.1)

Free cash flow (non-GAAP) (unaudited)	(19.6)	(39.0)

Free cash flow changed by $19.4 million from negative $19.6 million for the three months ended March 31, 2014 to negative $39.0 million for the three months ended March 31, 2015. The decrease in free cash flow for the three months ended March 31, 2015 was higher working capital, mainly due to strong revenue growth and some client’s payments anticipation in December 2014.

Finance Leases

The Company holds the following assets under finance leases:

	As of	As of
	December 31,	March 31,
	2014	2015
($ in millions)	Net carrying amount of asset	Net carrying amount of asset

Finance leases	(audited)	(unaudited)
Plant and machinery	—	1.9
Furniture, tools and other tangible assets	7.7	6.3

Total	7.7	8.2

The present value of future finance lease payments is as follow:

	As of	As of
	December 31,	March 31,
	2014	2015
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	4.7	4.2
Between 1 and 5 years	4.3	4.5

Total	9.0	8.7

Capital Expenditures

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditures is covered by existing cash and EBITDA generation. The table below sets forth our historic capital expenditures by segment for the three months ended March 31, 2014 and 2015.

	For the three months ended March 31,
	2014	2015
($ in millions)	(unaudited)

Brazil	8.6	30.7
Americas	1.8	14.2
EMEA	1.7	3.8
Other and eliminations	0.2	—

Total capital expenditures	12.3	48.7

We expect that our capital expenditures will increase in the future as our business continues to develop and expand.

The capital expenditures for the three months ended March 31, 2015 reflect the acquisition by Atento of the rights to use Microsoft Software for the amount of $39.6 million. This intangible asset has an useful life of 5 years. Refer to Note 7 of the interim consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Brazilian Congress approved the Bill 4330/04 that intends to regulate outsourcing in Brazil and focuses on the technical specialization of hired companies. The bill provides protection to our business sector overall, but there are clauses that are cause for concern and which we will continue to monitor with respect to how we intersect with our unions. In particular, if enacted, the bill could require that we be subject to the same rules and regulations as our unions, including salary and other benefits, which could be costly for us to comply with. Next, the bill will be sent to the Senate for analysis by its committees and approval. Due to the controversial nature of the bill, it is unclear how long it will take for the Senate to complete its analysis and schedule the vote.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED

MARCH 31, 2015

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2014 and March 31, 2015

(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	March 31,
ASSETS	Notes	2014	2015
		(audited)	(unaudited)

NON-CURRENT ASSETS		942,140	872,167

Intangible assets	7	293,078	284,110
Goodwill	7	169,471	156,242
Property, plant and equipment	7	237,196	202,137
Non-current financial assets		92,258	103,668
Trade and other receivables	9	10,503	8,969
Other receivables from public administrations		4,851	4,094
Other non-current financial assets	9	44,639	37,017
Derivative financial instruments	5.2 and 9	32,265	53,588
Deferred tax assets		150,137	126,010

CURRENT ASSETS		715,761	671,579

Trade and other receivables		475,759	478,262
Trade and other receivables	9	451,394	450,121
Current income tax receivables		13,603	14,373
Other receivables from public administrations		10,762	13,768
Other current financial assets		28,562	16,338
Other financial assets	9	28,562	16,338
Cash and cash equivalents	9	211,440	176,979

TOTAL ASSETS		1,657,901	1,543,746

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2014 and March 31, 2015

(In thousands of U.S. dollars, unless otherwise indicated)

		December 31,	March 31,
EQUITY AND LIABILITIES	Notes	2014	2015
		(audited)	(unaudited)

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		464,866	432,569

Share capital	8	48	48
Net investment/Share premium	8	639,435	639,435
Retained earnings	8	(102,811)	(82,297)
Translation differences		(71,750)	(132,667)
Cash flow hedge	8	(640)	6,852
Stock-based compensation	8	584	1,198

NON-CURRENT LIABILITIES		818,205	759,719

Deferred tax liabilities		83,132	70,986
Interest-bearing debt	10	636,549	593,925
Derivative financial instruments	10	1,193	441
Non-current provisions	11	94,774	77,778
Non-current non trade payables	10	961	15,293
Other non-current payables to public administrations		1,596	1,296

CURRENT LIABILITIES		374,830	351,458

Interest bearing-debt	10	16,761	17,845
Trade and other payables		339,560	322,762
Trade payables	10	105,766	87,140
Current income tax payable		7,351	5,569
Other current payables to public administrations		74,516	67,540
Other non-trade payables	10	151,927	162,513
Current provisions	11	18,509	10,851

TOTAL EQUITY AND LIABILITIES		1,657,901	1,543,746

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED INCOME STATEMENTS

For the three months ended March 31, 2014 and 2015

(In thousands of U.S. dollars, unless otherwise indicated)

		Three months ended March 31,
	Notes	2014	2015
		(unaudited)
Revenue	6	561,282	515,897
Other operating income		371	452
Own work capitalized		140	—
Supplies		(24,895)	(19,715)
Employee benefit expense		(406,474)	(380,384)
Depreciation and amortization	7	(30,597)	(27,941)
Changes in trade provisions		(69)	(164)
Other operating expenses		(79,438)	(60,392)

OPERATING PROFIT		20,320	27,753

Finance income		2,877	6,263
Finance costs		(31,826)	(20,536)
Net foreign exchange gain/(loss)		(3,942)	12,660

NET FINANCE EXPENSE		(32,891)	(1,613)

PROFIT/(LOSS) BEFORE TAX		(12,571)	26,140

Income tax expense	13	(1,997)	(5,626)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(14,568)	20,514

Basic result per share (per U.S. dollars)	14	(0.20)	0.28
Diluted result per share (per U.S. dollars)	14	(0.20)	0.28

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the three months ended March 31, 2014 and 2015

(In thousands of U.S. dollars, unless otherwise indicated)

	Three months ended March 31,
	2014	2015
	(unaudited)	(unaudited)
Profit/(loss) for the period	(14,568)	20,514

Other comprehensive income/(loss)

Items that may subsequently be reclassified to profit and loss
Cash flow hedges	(306)	7,310
Tax effect	(284)	182
Translation differences	(10,498)	(60,917)

Other comprehensive income/(loss), net of taxes	(11,088)	(53,425)

Total comprehensive income/(loss)	(25,656)	(32,911)

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three months ended March 31, 2014 and 2015

(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Net Investment/Share Premium	Retained earnings	Translation differences	Cash flow hedge	Stock-based compensation	Total equity
Balance at January 1, 2014	—	2,579	(60,659)	(77,513)	1,627	—	(133,966)

Comprehensive loss for the period	—	—	(14,568)	(10,498)	(590)	—	(25,656)
Loss for the period	—	—	(14,568)	—	—	—	(14,568)
Other comprehensive loss	—	—	—	(10,498)	(590)	—	(11,088)

Balance at March 31, 2014 (*)	—	2,579	(75,227)	(88,011)	1,037	—	(159,622)

	Share capital (Note 8)	Net Investment/Share Premium (Note 8)	Retained earnings (Note 8)	Translation differences	Cash Flow Hedge (Note 8)	Stock-based compensation (Note 8)	Total equity
Balance at January 1, 2015	48	639,435	(102,811)	(71,750)	(640)	584	464,866

Comprehensive income/loss for the period	—	—	20,514	(60,917)	7,492	—	(32,911)
Loss for the period	—	—	20,514	—	—	—	20,514
Other comprehensive income/(loss)	—	—	—	(60,917)	7,492	—	(53,425)
Stock-based compensation (Note 8)	—	—	—	—	—	614	614

Balance at March 31, 2015 (*)	48	639,435	(82,297)	(132,667)	6,852	1,198	432,569

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

(*)	unaudited

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMETS OF CASH FLOW

For the three months ended March 31, 2014 and 2015

(In thousands of U.S. dollars, unless otherwise indicated)

	For the three months ended
	March 31,
	2014	2015
	(unaudited)
Operating activities
Profit/(loss) before tax	(12,571)	26,140
Adjustments to profit/(loss):
Amortization and depreciation	30,597	27,941
Impairment allowances	69	164
Change in provisions	6,798	814
Grants released to income	—	(117)
(Gains)/losses on disposal of fixed assets	(44)	409
(Gains)/losses on disposal of financial assets	(3)	(1)
Finance income	(2,877)	(6,263)
Finance expense	31,826	20,536
Net exchange differences	3,942	(12,660)
Changes in fair value of financial instruments	2,679	1,462
Own work capitalized	(140)	—

	72,847	32,285
Changes in working capital:
Changes in trade and other receivables	(28,804)	(51,694)
Changes in trade and other payables	(2,372)	(10,029)
Other assets/(payables)	(15,554)	(9,521)

	(46,730)	(71,244)
Other cash flow from operating activities
Interest paid	(20,354)	(14,043)
Interest received	7,489	7,734
Income tax paid	(3,946)	(4,522)
Other payments	(4,021)	(6,244)

	(20,832)	(17,075)

Net cash flow used in operating activities	(7,286)	(29,894)

Investment activities
Payments for acquisition of intangible assets	(3,080)	—
Payments for acquisition of property, plant and equipment	(9,220)	(9,081)
Payments for financial instruments	(52,562)	—
Disposals of property, plant and equipment	109	414
Proceeds from redemption of financial instruments	—	11,689

Net cash flow from/(used in) investment activities	(64,753)	3,022

Financing activities
Proceeds from borrowing from third parties	24,063	8,933

Net cash flow from financing activities	24,063	8,933

Exchange differences	296	(16,522)

Net decrease in cash and cash equivalents	(47,680)	(34,461)

Cash and cash equivalents at beginning of period	213,491	211,440

Cash and cash equivalents at end of period	165,811	176,979

SELECTED EXPLANATORY NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2015

1. COMPANY ACTIVITY AND CORPORATE INFORMATION

(a) Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) are a group of companies that offer contact management services to their clients throughout the entire contract life cycle, through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital reached a definitive agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group companies (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012. Until that time, the Company had been idle and the consolidated Atento Group did not exist. For this reason, these consolidated financial statements are presented since December 1, 2012, date the Atento Group was incorporated.

Note 3t of the annual financial statements contains a list of the companies which make up the Atento Group, as well as pertinent information thereon.

The majority direct shareholder of the Company is a firm incorporated under the laws of the Grand-Duchy of Luxembourg, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg).

The Company’s corporate purpose is to hold business stakes of any kind in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate Customer Relationship Management (“CRM”) centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to customers in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. Atento S.A. trades (under “ATTO”) on NYSE since October 3, 2014

(b) Atento S.A. reorganization transaction

Atento S.A. was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of Preferred Equity Certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of Preferred Equity Certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of Preferred Equity Certificates (referred to, together with the Original Luxco PECs, as the “Luxco PECs”.

In October 2014, in connection with the completion of Atento S.A.’s initial public offering (the “IPO”), Topco transferred its entire interest in Midco (being €31,000 of share capital) to PikCo, the consideration for which was an allocation to PikCo’s Reserve Account equal to €31,000. PikCo then contributed (the “Contribution”) all of the Luxco PECs to Midco, the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. The Luxco PECs amounted to €460.0 million (approx. 576.2 million of U.S. dollars as at the capitalization date on October 3). Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (being €12,500 of share capital) to Atento S.A., in consideration for which Atento S.A. issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity was allocated to Atento S.A.’s share premium account. As a result of this transfer, Midco became a direct subsidiary of Atento S.A. A share split was also carried out, whereby Atento S.A. issued 2,219.212 ordinary shares for each 1 ordinary share outstanding. This entire process is collectively referred to as the “Reorganization Transaction”.

On October 7, 2014, upon the closing of the IPO, Atento S.A. issued 4,819,511 new ordinary shares without nominal value at a price to the public of $15.00 per share, representing proceeds of 72,293 thousand U.S. dollars. Giving effect to the completion of the IPO, Atento S.A. has 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco.

Pursuant to the Reorganization Transaction, Midco became a wholly-owned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg with assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, the financial statements present the consolidated results of Midco’s operations. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of the Atento S.A. prior to the IPO, adjusted to reflect the Reorganization Transaction. Upon consummation, the Reorganization Transaction was retroactively reflected in Atento’s earnings per share calculations.

The net proceeds of the IPO, together with cash on hand, were used to repay the entire outstanding amount due under the Vendor Loan Note issued to an affiliate of Telefónica in connection with the Acquisition, of which €23.3 million (29.5 million U.S. dollars at the exchange rate prevailing as at October 7, 2014) and to pay fees and expenses incurred in connection with the IPO, including fees payable to Bain Capital Partners, LLC (“Bain”), totaling 24.5 million U.S. dollars.

(c) Divestment transaction

On December 9, 2014, Atento S.A. through its indirect subsidiary, Atento Spain Holdco, S.L.U., a sole-shareholder subsidiary of Atento Luxco 1, S.A. has entered into an agreement with the Italian company COMDATA S.P.A., for the sale of the 100% of the share capital of ATENTO CESKÁ REPUBLIKA S.A., which owns our operations in the Czech Republic. The impacts of the transaction were not material. This divestment was not considered as a discontinued operation under IFRS 5 because it is not a relevant geographical area. The consolidation of this operation, in the financial statements of Atento S.A. occurred until November 30, 2014.

(d) Acquisition transaction

On December 30, 2014, the Company, through its wholly owned subsidiary Atento Brasil S.A. acquired 100% of the share capital of Casa Bahia Contact Center Ltda. (“CBCC”), a call center services provider located in Brazil. As a result of the acquisition, the Atento group is expected to strengthen its presence in the Brazilian market. At December 30, 2014, this company has been renamed Atento Brasil 1, Ltda.

2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements as of and for the three months ended March 31, 2015 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. Therefore, they do not contain all the information and disclosures required in a complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the Atento Group’s consolidated annual financial statements for the year ended December 31, 2014.

The figures in these interim consolidated financial statements are expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

These interim financial consolidated statements have been prepared on a historical cost basis, except for derivative financial instruments and Contingent Value Instruments (see Note 10), which have been measured at fair value.

3. COMPARATIVE INFORMATION

Comparative information in the interim consolidated financial statements refer to the three months periods ended March 31, 2015 and 2014, except for the statement of financial position, which compares information as of March 31, 2015, and December 31, 2014.

During the three months ended March 31, 2015 there have not been any changes in the consolidation scope.

4. ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial statements as of and for the three months ended March 31, 2015 are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2014, except for change in the functional currency of Atento Luxco 1 S.A. (Luxembourg) changed from Euro to U.S. dollar on January 1, 2015, due to a reorganization of the group and issuance of shares on IPO in the U.S. in the last quarter of 2014, which increased exposure of the Atento Luxco 1 to the U.S. economic environment, such as for dividend receipt and distribution obligations and U.S. dollar loans.

a) New and amended standards and interpretations

There are no new standards and interpretations published by the IASB other than those presented in the consolidated annual financial statements for the year ended December 31, 2014.

b) Standards and interpretations published by the IASB, but not yet applicable in this period

At the date of publication of these interim financial statements, the following standards and amendments had been issued by the IASB, but its application was not mandatory for adoption before their effective date:

•	Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”—effective for annual periods beginning on or after January 1, 2016.

•	Annual Improvements to IFRS 2012-2014 Cycle—effective for annual periods beginning on or after January 1, 2016.

•	IFRS 15, “Revenue from Contracts with Customers”—effective for annual periods beginning on or after July 1, 2017.

•	IFRS 9, “Financial Instruments”—effective for annual periods beginning on or after January 1, 2018.

The Atento Group is currently assessing the impact of the application of these standards and amendments. Pursuant to the analyses conducted to date, the Atento Group estimates that the application of these amendments will not have a material impact on the Group consolidated financial statements in the period of its initial application.

5. MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group’s activities are exposed to the following financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These unaudited interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2014. During the three months ended March 31, 2015 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the America and Brazil that are not required for the pursuit of new profitable business opportunities in the region and subject to the restrictions of our financing agreements. The capital structure of the Atento Group comprises two separate ring-fenced financings: (i) the Brazilian Debenture and (ii) the 300,000 thousand U.S. dollars 7.375% Senior Secured Notes due 2020, together with the €50,000 thousand (53,795 thousand U.S. dollars as of March 31, 2015) Revolving Credit Facility.

The object of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brazil, denominated in Brazilian Reais.

Argentinean subsidiaries are not party to these two separate ring-fenced financings, and we do not rely on cash flows from these operations to serve our debt commitments entered into in connection with the Acquisition.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Our exposure to interest rate risk arises principally from interest on our indebtedness. As of March 31, 2015, we had total consolidated indebtedness of approximately 611,770 thousand U.S. dollars, of which approximately 44.1% (excluding CVIs and the effect of financial derivative instruments) bears interest at variable rates. As of December 31, 2014, we had total consolidated indebtedness of approximately 653,310 thousand U.S. dollars, of which approximately 48.0% (excluding CVIs and the effect of financial derivative instruments) bears interest at variable rates.

As of March 31, 2015, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 10,381 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 611,770 thousand U.S. dollars as of March 31, 2015 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 621 thousand U.S. dollars.

As of December 31, 2014, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 10,916 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 653,310 thousand U.S. dollars as of December 31, 2014 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 3,241 thousand U.S. dollars.

Foreign Currency Risk

Our exposure to market risk arises principally from exchange rate risk. While the U.S. dollar is our reporting currency, approximately 97.0% of our revenue for the three months period ended March 31, 2015 was generated in local currencies other than the U.S. dollar. In addition to the U.S. dollar, we also generate significant revenues in Brazilian reais, Euros and Mexican pesos. The exchange rates among the U.S. dollar and these local currencies have changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk arises from our local currency revenues, receivables and payables. We benefit to a certain degree from the fact that the revenue we collect in each country in which we have operations is generally denominated in the same currency as the majority of the expenses we incur in earning this revenue.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any debts incurred in currencies other than those of the countries where the companies taking on the debt are domiciled.

Upon closing of the Senior Secured Notes issued in U.S. dollars, we entered into cross-currency interest rate swaps pursuant to which we exchanged an amount of U.S. dollars equal to the face amount of the Senior Secured Notes for an amount of Euro, Mexican Pesos, Colombian Pesos and Peruvian Soles. On each interest payment date under the Senior Secured Notes, we receive from the applicable swap counterparty an amount in U.S. dollars equal to a semi-annual amount of interest at a rate per year equal to the interest rate payable on the Senior Secured Notes and calculated based on the amount of U.S. dollars initially exchanged by us under the currency swap and we will pay to the applicable swap counterparty an amount in the applicable other currency equal to a semi-annual amount of interest at a per annum rate equal to the benchmark floating rate for currency swaps for the applicable semi-annual period. Finally, on the maturity date of each currency swap, we will receive from the applicable swap counterparty U.S. dollars in an amount equal to the initial U.S. dollar exchange amount for such currency swap, and will pay to the applicable swap counterparty the applicable other currency in an amount equal to the initial foreign currency exchange amount for such currency swap. As at March 31, 2015, the estimated net fair value of the interest rate hedge instruments related to the cross-currency swaps entered into to hedge the Senior Secured Notes totaled an asset of 20,685 thousand U.S. dollars (asset of 20,155 thousand U.S. dollars, as of December 31, 2014), of which 539 thousand U.S. dollars (1,193 thousand U.S. dollars as of December 31, 2014) was recorded as long-term financial debt and 21,225 thousand U.S. dollars (21,349 thousand U.S. dollars as of December 31, 2014) was recorded as long-term financial assets.

Credit Risk

Financial instruments that potentially subject us to credit risk consist mainly of accounts receivable, cash and cash equivalents, and long-term financial assets. Our maximum exposure to credit risk on financial assets is the carrying amount of said assets. Our commercial credit risk management approach is based on continuous monitoring of the risk assumed and the financial resources necessary to manage our various units, in order to optimize the risk-reward relationship in the development and implementation of the business plans of our various units in their ordinary management. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily in Latin America and EMEA. Additionally, we carry out significant transactions with the Telefónica Group. At March 31, 2015, accounts receivable from the Telefónica Group amounted to 223,243 thousand U.S. dollars (236,950 thousand U.S. dollars as of December 31, 2014).

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of conditions prevailing in the markets and the countries where we operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we require to generate cash flows to pay our debt (assuming that internal projections are met).

At March 31, 2015, the average term to maturity of our debt with third parties (611,770 thousand U.S. dollars) was 4.2 years. In addition, we had current assets of 671,579 thousand U.S. dollars at such date, which includes short term financial investments of 15,147 thousand U.S. dollars and cash and cash equivalents of 176,979 thousand U.S. dollars, of which 10,557 thousand U.S. dollars are located in Argentina and subject to restrictions on our ability to transfer them out of the country.

At December 31, 2014, the average term to maturity of our debt with third parties (653,310 thousand U.S. dollars) was 4.6 years. In addition, we had current assets of 715,761 thousand U.S. dollars at such date, which included short term financial investments of 26,894 thousand U.S. dollars and cash and cash equivalents of 211,440 thousand U.S. dollars, of which 8,048 thousand U.S. dollars were located in Argentina and subject to restrictions on our ability to transfer them out of the country.

Capital Management

Our capital management goal is to determine the financial resources necessary to continue our recurring activities and maintain a capital structure that optimizes own and borrowed funds. Additionally, we set an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to carry out our routine activities under normal conditions and to address new opportunities for growth. We strive to maintain debt levels in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

At the date of these interim financial statements, we are compliant with and other established in our financing contracts. In order to monitor our compliance with our financing contracts (covenants), we regularly monitor figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

The table below shows an analysis of the financial instruments measured at fair value, classified according to the valuation method used. The Atento Group has defined the following valuation levels:

Prices (unadjusted) quoted in active markets for identical assets and liabilities (Level 1).

Data other than the Level 1 quoted price that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. price derivatives) (Level 2).

Data for the asset or liability that are not based on observable market data (Level 3).

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2014 and March 31, 2015 are as follow:

	Thousands of U.S. dollars
December 31, 2014 (audited)	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives	—	32,265	—	32,265

Total assets	—	32,265	—	32,265

Liabilities
Derivatives	—	(1,193)	—	(1,193)
CVIs	—	—	(36,379)	(36,379)

Total liabilities	—	(1,193)	(36,379)	(37,572)

	Thousands of U.S. dollars
March 31, 2015 (unaudited)	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives	—	53,588	—	53,588

Total assets	—	53,588	—	53,588

Liabilities
Derivatives	—	(441)	—	(441)
CVIs	—	—	(36,067)	(36,067)

Total liabilities	—	(441)	(36,067)	(36,508)

There were no transfers between the different levels during the period.

The following table reflects the movements of the Atento Group’s Contingent Value Instruments (“CVI”) measured at fair value using significant unobservable inputs for the three months ended March 31, 2015:

Thousands of U.S. dollars

Fair value as of December 31, 2014 (audited)	(36,379)
Change in Fair Value	(1,389)
Translation differences	1,701

Fair value as of March 31, 2015 (unaudited)	(36,067)

6. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the three months ended March 31, 2014 and 2015 (in thousand U.S. dollars):

Three months ended March 31, 2014 (unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	34,934	96,375	165,110	—	296,419
Sales to Telefónica Group	58,379	82,668	123,816	—	264,863
Sales to other group companies	14	86	—	(100)	—
Other operating income and expense	(88,491)	(158,344)	(255,637)	(7,893)	(510,365)
EBITDA	4,836	20,785	33,289	(7,993)	50,917
Depreciation and amortization	(5,974)	(10,924)	(13,437)	(262)	(30,597)
Operating profit	(1,138)	9,861	19,852	(8,255)	20,320
Financial results	(3,558)	952	(12,636)	(17,649)	(32,891)
Income tax	991	(3,864)	(2,449)	3,325	(1,997)
Profit/(loss) for the period	(3,705)	6,949	4,767	(22,579)	(14,568)
EBITDA	4,836	20,785	33,289	(7,993)	50,917
Acquisition and integration related costs	—	—	2,337	91	2,428
Restructuring costs	655	4,098	69	184	5,006
Sponsor management fees	—	—	—	2,657	2,657
Site relocation costs	—	—	—	—	—
Financing fees	—	—	—	1,903	1,903
Asset impairments and Other	(61)	59	(66)	—	(68)
Adjusted EBITDA	5,430	24,942	35,629	(3,158)	62,843
Capital expenditure	1,743	1,803	8,646	101	12,293
Fixed assets and intangibles (as of December 31, 2014)	76,081	257,322	363,103	3,239	699,745
Allocated assets (as of December 31, 2014)	456,829	658,054	813,004	(269,986)	1,657,901
Allocated liabilities (as of December 31, 2014)	312,676	378,782	611,560	(109,983)	1,193,035

Three months ended March 31, 2015 (unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	25,438	97,132	161,459	—	284,029
Sales to Telefónica Group	39,328	89,871	102,668	—	231,867
Sales to other group companies	43	435	—	(477)	1
Other operating income and expense	(61,273)	(164,739)	(232,893)	(1,298)	(460,203)
EBITDA	3,536	22,699	31,234	(1,775)	55,694
Depreciation and amortization	(3,446)	(10,216)	(14,041)	(238)	(27,941)
Operating profit	90	12,483	17,193	(2,013)	27,753
Financial results	(2,144)	(8,893)	(5,081)	14,505	(1,613)
Income tax	641	(5,158)	(4,551)	3,442	(5,626)
Profit/(loss) for the period	(1,413)	(1,568)	7,561	15,934	20,514
EBITDA	3,536	22,699	31,234	(1,775)	55,694
Acquisition and integration related costs	—	108	—	—	108
Restructuring costs	455	575	—	—	1,030
Site relocation costs	—	15	404	—	419
Financing and IPO fees	—	—	—	313	313
Asset impairments and Other	22	14	104	645	785
Adjusted EBITDA	4,013	23,411	31,742	(817)	58,349
Capital expenditure	3,814	14,197	30,683	—	48,694
Fixed assets and intangibles (as of March 31, 2015)	68,020	252,012	319,813	2,644	642,489
Allocated assets (as of March 31, 2015)	435,507	634,859	729,164	(255,784)	1,543,746
Allocated liabilities (as of March 31, 2015)	284,689	365,373	551,314	(90,199)	1,111,177

“Other and eliminations” caption includes activities of the Company, the following intermediate holdings in Luxembourg and Spain: Atento Luxco 1, S.A., Atento Spain Holdco S.L.U. and Global Rossolimo S.L.U and intragroup eliminations between segments.

During the three months ended March 31, 2015 approximately 44.9% of sales arose from services provided to companies belonging to the Telefónica Group (47.2% for the three months ended March 31, 2014).

7. INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

The movements in “Intangible assets” and “Property, plant and equipment” in the three months ended March 31, 2015 are as follow:

	Thousands of U.S. dollars
	Intangible assets	Property, plant and equipment	Total
Balance at December 31, 2014 (audited)	293,078	237,196	530,274

Additions	39,613	9,081	48,694
Disposals	(324)	(7,621)	(7,945)
Depreciation and amortization	(13,962)	(13,979)	(27,941)
Translation differences	(34,295)	(22,540)	(56,835)

Balance at March 31, 2015 (unaudited)	284,110	202,137	486,247

Additions

Property, plant and equipment

In the three months ended March 31, 2015, investments amounting to 6,409 thousand U.S. dollars were made in Brazil, of which 2,920 thousand U.S. dollars were in capacity growth to be able to attend the current and new clients in that country.

In the three months ended March 31, 2015, investments amounting to 2,178 thousand U.S. dollars were made in Americas and 494 thousand U.S. dollars were made in EMEA.

Intangible assets

At January 2, 2015, Atento Brazil S.A. entered into a Master Agreements regarding the acquisition of rights to use Microsoft Software from Software One commerce and Computer Services Ltda. (“Contractor”), in which the contractor provides Microsoft Software licenses to Atento and its affiliates in Brazil, Colombia, Corporation, El Salvador, Peru, Guatemala, Mexico and United States of America (“U.S.A.”).

Acquisition prices stated in the agreements, which will be paid in 3 (three) annual payments due on 2015, 2016 and 2017. The total amount on March 31, 2015 is 39,550 thousand U.S. dollars. The software licenses have five years useful life.

Goodwill

The movement in “Goodwill” in the three months ended March 31, 2015 is as follow:

	Thousands of U. S. dollars
	12/31/2014	Translation differences	03/31/2015
	(audited)		(unaudited)
Peru	32,800	(1,073)	31,727
Chile	18,943	(504)	18,439
Colombia	7,804	(521)	7,283
Mexico	2,500	(125)	2,375
Brazil	72,781	(10,563)	62,218
Argentina	34,643	(443)	34,200

Total	169,471	(13,229)	156,242

Impairment charges

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. Impairment test for goodwill is based on the pre-tax discount rates and projected growth rate.

Tests conducted in 2014 on Atento companies with goodwill did not uncover any impairment in their value, as the related cash flow exceeded the carrying amount of the cash generating units. In addition a sensitivity analysis was performed on changes that could reasonably be expect to occur in the primary valuation inputs, until the recoverable amount remaining above the net carrying amount.

As of March 31, 2015, no trigger event was identified as well as there are no significant changes to the sensitivity information disclosed in the annual consolidated financial statements for the year ended on December 31, 2014.

The Atento Group has no assets with an indefinite useful life and therefore carries out no impairment tests of this type.

8. EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Share capital

Following the Reorganization Transaction and the IPO, our financial statements present the results of Atento’s operations. The consolidated financial statements of Atento are substantially the same as the consolidated financial statements of the Company prior to the IPO, as adjusted for the Reorganization Transaction. Upon consummation, the Reorganization Transaction was reflected retroactively in the Company’s earnings per share calculations.

As at March 31, 2015 share capital stood at 48 thousand U.S. dollars, divided into 73,619,511 shares. Atalaya PikCo S.C.A. owns 85,1% of ordinary shares of Atento S.A.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to a legal a reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

As of December 31, 2014 and March 31, 2015, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Retained earnings

Movements in retained earnings during the three months ended March 31, 2015 are as follow:

Thousands of U.S. dollars

At December 31, 2014 (audited)	(102,811)
Result for the period	20,514

At March 31, 2015 (unaudited)	(82,297)

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

As mentioned on Note 4, Atento Luxco 1 S.A. (Luxembourg) changed its functional currency from Euro to U.S. dollar, starting on January 1, 2015.

Stock-based compensation

a) Description of share-based payment arrangements

In the year of 2014, Atento granted two share-based payments to directors, officers and other employees, for the Company and its subsidiaries. The share-based payments are Time Restricted Stock Units (“RSU”) and Performance RSU. A reference is made to the annual financial statements for December 31, 2014, for a description of the arrangement and their vesting conditions.

b) Measurement of fair value

The fair value of the RSUs, for both arrangements, has been measured using the Black-Scholes model. As both programs are equity settled, fair value of the RSUs is measured at grant date and not remeasured subsequently. For the inputs used in the Black-Scholes model, a reference is made to the annual financial statements.

c) Outstanding RSUs

As at March 31, 2015, there are 252,805 Time RSUs outstanding and there are 912,103 Performance RSUs outstanding. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

	Time RSU	Performance RSU
Outstanding December 31, 2014	256,134	931,189
Forfeited	(3,329)	(19,086)

Outstanding March 31, 2015	252,805	912,103

d) Expense recognized in Profit or Loss

In the first quarter of 2015, 614 thousand U.S. dollars related to stock-based compensation were recorded as Personnel expenses - Stock-based compensation.

Cash Flow Hedge

Movements in valuation adjustments in the three months ended March 31, 2015 were as follow:

Thousands of U.S. dollars

At December 31, 2014 (audited)	(640)
Cash flow hedges	7,492

At March 31, 2015 (unaudited)	6,852

Refer to Note 10. Financial liabilities - Derivatives for further details.

9. FINANCIAL ASSETS

The breakdown of the Company’s financial assets by category as of December 31, 2014 and March 31, 2015 is as follow:

	Thousands of U.S. dollars
December 31, 2014	Loans and receivables	Derivatives	Total
(audited)

Trade and other receivables	10,503	—	10,503
Other financial assets	44,639	—	44,639
Financial derivative instruments (Note 10)	—	32,265	32,265

Non-current financial assets	55,142	32,265	87,407

Trade and other receivables (*)	447,683	—	447,683
Other financial assets	28,562	—	28,562
Cash and cash equivalents	211,440	—	211,440

Current financial assets	687,685	—	687,685

TOTAL FINANCIAL ASSETS	742,827	32,265	775,092

(*)	Excluding advance payments and non-financial assets.

	Thousands of U.S. dollars
March 31, 2015	Loans and receivables	Derivatives	Total
(unaudited)

Trade and other receivables	8,969	—	8,969
Other financial assets	37,017	—	37,017
Financial derivative instruments (Note 10)	—	53,588	53,588

Non-current financial assets	45,986	53,588	99,574

Trade and other receivables (*)	441,920	—	441,920
Other financial assets	16,338	—	16,338
Cash and cash equivalents	176,979	—	176,979

Current financial assets	635,237	—	635,237

TOTAL FINANCIAL ASSETS	681,223	53,588	734,811

(*)	Excluding advance payments and non-financial assets.

Details of other financial assets as of December 31, 2014 and March 31, 2015 are as follow:

	Thousands of U.S. dollars
	12/31/2014	03/31/2015
	(audited)	(unaudited)

Other non-current receivables	5	—
Non-current guarantees and deposits	44,634	37,017

Total non-current	44,639	37,017

Other current receivables	27,782	15,581
Current guarantees and deposits	780	757

Total current	28,562	16,338

Total	73,201	53,355

“Guarantees and deposits” as of December 31, 2014 and March 31, 2015 primarily comprise deposits posted with the courts in respect of legal disputes with employees of the subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social).

“Other current receivables” as of March 31, 2015 are comprised of 15,029 thousand U.S. dollars representing U.S. dollar short term financial investments held by the subsidiary Atento Brasil, S.A. These short term financial investments represent export credit notes with a maturity greater than 90 days. Upon maturity the Company will receive Brazilian Reais based on the U.S. dollar – Brazilian Reais foreign exchange rate at maturity date.

The breakdown of “Trade and other receivables” as of December 31, 2014 and March 31, 2015 is as follow:

	Thousands of U.S. dollars
	12/31/2014	03/31/2015
	(audited)	(unaudited)
Non-current trade receivables	10,503	8,969

Total non-current	10,503	8,969

Current trade receivables	424,395	418,583
Other receivables	9,978	13,015
Prepayments	3,711	8,202
Personnel	13,310	10,321

Total current	451,394	450,121

Total	461,897	459,090

For the purpose of the interim financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2014	03/31/2015
	(audited)	(unaudited)
Cash at banks	185,024	168,860
Cash equivalents	26,416	8,119

Total	211,440	176,979

“Cash equivalents” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

10. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2014 and March 31, 2015 is as follow:

	Thousands of U.S. dollars
	Liabilities through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
December 31, 2014
(audited)
Debentures and bonds	—	—	534,988	534,988
Interest-bearing debt	—	—	60,919	60,919
Finance lease payables	—	—	4,263	4,263
CVIs	36,379	—	—	36,379
Derivative financial instruments	—	1,193	—	1,193
Trade and other payable (*)	—	—	560	560

Non-current financial liabilities	36,379	1,193	600,730	638,302

Debentures and bonds	—	—	11,213	11,213
Interest-bearing debt	—	—	801	801
Finance lease payables	—	—	4,747	4,747
Trade and other payables (*)	—	—	255,558	255,558

Current financial liabilities	—	—	272,319	272,319

TOTAL FINANCIAL LIABILITIES	36,379	1,193	873,049	910,621

(*)	Excluding deferred income and non-financial liabilities

	Thousands of U.S. dollars
	Liabilities through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
March 31, 2015
(unaudited)
Debentures and bonds	—	—	493,551	493,551
Interest-bearing debt	—	—	59,802	59,802
Finance lease payables	—	—	4,505	4,505
CVIs	36,067	—	—	36,067
Financial derivative instruments	—	441	—	441
Trade and other payables (*)	—	—	14,912	14,912

Non-current financial liabilities	36,067	441	572,770	609,278

Debentures and bonds	—	—	13,030	13,030
Interest-bearing debt	—	—	632	632
Finance lease payables	—	—	4,183	4,183
Trade and other payables (*)	—	—	247,850	247,850

Current financial liabilities	—	—	265,695	265,695

TOTAL FINANCIAL LIABILITIES	36,067	441	838,465	874,973

(*)	Excluding deferred income and non-financial liabilities

Interest-bearing debt as of December 31, 2014 and March 31, 2015 is as follow:

	Thousands of U.S. dollars
	12/31/2014	03/31/2015
	(audited)	(unaudited)
Senior Secured Notes	290,927	291,294
Brazilian bonds – Debentures	244,061	202,257
Bank borrowings	60,919	59,802
CVIs	36,379	36,067
Finance lease payables	4,263	4,505

Total non-current	636,549	593,925

Senior Secured Notes	9,342	3,810
Brazilian bonds – Debentures	1,871	9,220
Bank borrowings	801	632
Finance lease payables	4,747	4,183

Total current	16,761	17,845

TOTAL INTEREST-BEARING DEBT	653,310	611,770

Issuance of bonds - Senior Secured Notes

On January 29, 2013 Atento Luxco 1, S.A. issued bonds with an aggregate principal amount of 300,000,000 U.S. dollars, bearing interest at an annual rate of 7.375%. The bonds mature on January 29, 2020, and the issuer may redeem them early as of January 29, 2016, if certain conditions have been met.

Details of the senior secured notes issuances are as follow:

Issuer	Issue date	Number of bonds	Unit nominal Value	Annual interest rate	Maturity
Atento Luxco 1, S.A.	January 29, 2013	300,000	1,000 U.S. dollars	7.375%	January 29, 2020

All interest payments are made on a half-yearly basis.

Fair value of debt in relation to the issuance of Senior Secured Notes, calculated on the basis of their quoted price at March 31, 2015, is 291,056 thousand U.S. dollars.

The fair value hierarchy of the Senior Secured Notes is level 1 as it based in the market price at the reporting date.

Details of the corresponding debt at each reporting date are as follow:

Thousands of U.S. dollars
		12/31/2014			03/31/2015
		(audited)			(unaudited)
Maturity	Currency	Principal	Accrued interest	Total debt	Principal	Accrued interest	Total debt
2020	U.S. Dollar	290,927	9,342	300,269	291,294	3,810	295,104

Brazilian bonds - Debentures

On November 22, 2012 BC Brazilco Participações, S.A. (now merged with Atento Brasil, S.A.) issued preferential bonds in Brazil (the “Debentures”), which were subscribed by institutional investors (the “Debenture holders”) and assumed by Bain for an initial amount of 915,000 thousand Brazilian reais (equivalent to 365,000 thousand U.S. dollars). This long-term financial commitment matures in 2019 and bears interest pegged to the Brazilian CDI (Interbank Deposit Certificate) rate, plus 3.70% per year. Interest is paid on a half-yearly basis.

On March 25, 2013 and June 11, 2013, Atento Brasil, S.A. repaid, in advance of the schedule date, 71,589 thousand Brazilian Reais and 26,442 thousand Brazilian Reais respectively (equivalent to approximately 35,545 thousand U.S. dollars and 12,287 thousand U.S. dollars respectively).

On May 12, 2014 and June 26, 2014, Atento Brasil, S.A. repaid, in advance of the schedule date, 34,358 thousand Brazilian Reais and 45,000 thousand Brazilian Reais respectively (equivalent to 15,502 thousand U.S. dollars and 20,372 thousand of U.S. dollars respectively), of the Brazilian Debentures.

On August 28, 2014 Atento Brasil S.A, repaid, in advance of the schedule date, 80,000 thousand Brazilian Reais (equivalent to 33,058 thousand U.S. dollars).

Under the terms of the financing contract, the Brazilian subsidiary is subject to a financial covenant regarding the maximum debt level at the end of each quarter. To date, the Company has complied with this covenant and does not foresee any future non-compliance.

Details of the corresponding debt at each reporting date are as follow:

Thousands of U.S. dollars
		12/31/2014			03/31/2015
		(audited)			(unaudited)
Maturity	Currency	Principal	Interest pending payment	Total debt	Principal	Interest pending payment	Total debt

2019	Brazilian real	244,061	1,871	245,932	202,257	9,220	211,477

The carrying amount of debentures is similar to the fair value. The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

Bank borrowings

Bank borrowings are held in the following currencies:

	12/31/2014		03/31/2015
	Foreign currency debt	U.S. dollars debt	Foreign currency debt	U.S. dollars debt
	(thousands)	(thousands)	(thousands)	(thousands)
	(audited)		(unaudited)
BRL	162,953	61,348	192,964	60,151
MAD	3,413	372	2,820	283

Total	—	61,720	—	60,434

The carrying amount of bank borrowings is similar to the fair value. The fair value is based on cash flows discounted and is within level 2 of the fair value hierarchy.

On February 3, 2014, Banco Nacional de Desenvolvimento Econômico e Social (BNDES) granted a credit facility to the subsidiary Atento Brasil S.A for BRL 300 million (equivalent to 124 million U.S. dollars on that date). Once the debtor met certain requirements in the signed contract the loan automatically became available for the debtor. On March 27, 2014 BNDES disbursed BRL 56.6 million (equivalent to 17.6 million U.S. dollars as of March 31, 2015) of the total facility. On April 16, 2014 BNDES disbursed BRL 23.7 million (equivalent to 7.4 million U.S. dollars as of March 31, 2015) of the total facility. On July 16, 2014 BNDES disbursed BRL 0.6 million (equivalents to 0.2 million U.S. dollars as of March 31, 2015) of the total facility. On August 13, 2014 BNDES disbursed BRL 80.6 million (equivalent to 25.1 million U.S. dollars as of March 31, 2015) of the total facility. On March 26, 2015 BNDES disbursed BRL 30.0 million (equivalent to 9.4 million U.S. as of March 31, 2015) of the facility. As of March 31, 2015, accrued interests amounted to BRL 1.5 million, equivalent to 0.5 million U.S. dollars.

The total amount of the BNDES Credit Facility is divided into five tranches in the following amounts and subject to the following interest rates:

	Amount of Each Tranche	Interest Rate
Tranche A	BRL 182,330,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP) plus 2.5% per annum
Tranche B	BRL 45,583,000.00	SELIC Rate plus 2.5% per annum
Tranche C	BRL 64,704,000.00	4.0% per year
Tranche D	BRL 5,296,000.00	6.0% per year
Tranche E	BRL 2,048,000.00	Long Term Interest Rate (Taxa de Juros de Longo Prazo—TJLP)

The BNDES Credit Facility is to be repaid in 48 monthly installments. The first payment will be due on March 15, 2016 and the last payment will be due on February 15, 2020.

The BNDES Credit Facility contains covenants that restrict Atento Brasil S.A.’s ability to transfer, assign, charge or sell the intellectual property rights related to technology and products developed by Atento Brasil S.A. with the proceeds from the BNDES Credit Facility.

The BNDES Credit Facility contains customary events of default including the following: (i) reduction of the number of the employees of Atento Brasil S.A. without providing program support for outplacement, as training, job seeking assistance and obtaining pre-approval of BNDES, (ii) existence of an unfavorable court decision against the Company for the use of children as workforce, slavery or any environmental crimes and (iii) inclusion in the by-laws of Atento Brasil S.A. of any provision that restricts Atento Brasil S.A.’s ability to paying its obligations under the BNDES Credit Facility.

On January 28, 2013 Atento Luxco 1, S.A., Atento Teleservicios España, S.A.U. and Atento Mexicana, S.A. de C.V. contracted a multi-currency revolving facility (“Super Senior Revolving Credit Facilities Agreement” or “SSRCF”) for 50 million euros (equivalent to 54.3 million U.S. dollars as of March 31, 2015).

The new revolving facility allows for drawdowns in euros, Mexican pesos and US dollars. The interest rates for euro drawdowns and Mexican peso drawdowns are the Euribor and the TIIE, respectively, and the LIBOR for drawdowns in any other currency, plus a 4.5% spread per year. This spread is subject to a step-down based on the debt ratio calculation.

The revolving facility matures on July 28, 2019. As of March 31, 2015 and December 31, 2014 no amounts had been drawn down on the revolving facility.

As at June 28, 2011, Atento Maroc, S.A. arranged a loan with Banco Sabadell for an amount of 21.2 million Moroccan Dirhams maturing on June 28, 2016 with an annual rate of interest of 6%. As at March 31, 2015, the principal loan balance was 2.8 million Dirhams (0.3 million U.S. dollars) (3.4 million Dirhams and 0.4 million U.S. dollars as at December 31, 2014).

Contingent Value Instruments (CVIs)

In relation to the acquisition described in Note 1of our consolidated financial statements for the year ended December 31, 2014, two of the Company’s subholdings, Atalaya Luxco 2, S.a.r.l. (formerly BC Luxco 2, S.a.r.l.) and Atalaya Luxco 3, S.a.r.l. (formerly BC Luxco 3, S.r.a.l.), which held stakes in the Atento Group’s Argentinian subsidiaries, issued a contingent value instrument (CVI) with the counterparties Atento Inversiones y Teleservicios, S.A. and Venturini S.A., a Telefónica’s subsidiary.

The CVIs do not bear interest and are recognized at fair value. For further information regarding the CVIs, see Note 17 of our consolidated financial statements for the year ended December 31, 2014.

Derivatives

Details of derivative financial instruments as of December 31, 2014 and March 31, 2015 are as follow:

	Thousands of U.S. dollars
	12/31/2014		03/31/2015
	(audited)		(unaudited)
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps - cash flow hedges	10,916	—	10,381	—
Cross currency swaps - cash flow hedge	3,837	—	19,358	—
Cross currency swaps that do not meet the criteria for hedge accounting	17,512	(1,193)	23,849	(441)
Total	32,265	(1,193)	53,588	(441)

Non-current portion	32,265	(1,193)	53,588	(441)

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil, which are designated and qualified as cash flow hedge. Gains and losses on interest rate swap hedges recognized in equity will be taken to the income statement up through maturity of the corresponding contracts as disclosed in the table above.

There were no ineffective hedge derivatives in the three months ended March 31, 2015.

The Atento Group has arranged cross-currency swap instruments to cover US dollar payments arising from the senior secured notes issued in 2013. As of March 31, 2015, the following cross currency swaps are not designated and qualified as hedging instruments:

Bank	Date	Maturity	Purchase currency	Amount purchased (thousands)	Fixed rate bank counter party payment	Selling currency	Amount sold (thousands)	Fixed rate Atento payment	Spot
Santander	01/29/2013	01/29/2018	USD	410	7.3750%	MXN	9,144	12.9500%	22.302
Santander	01/29/2013	01/29/2018	USD	738	7.3750%	EUR	560	7.5450%	0.7588
Santander	01/29/2018	01/29/2020	USD	615	7.3750%	MXN	13,716	12.9500%	22.302
Santander	01/29/2020	01/29/2020	USD	16,667	7.3750%	MXN	211,833	12.9500%	12.71
Santander	01/29/2018	01/29/2020	USD	922	7.3750%	EUR	700	7.5450%	0.7592
Santander	01/29/2020	01/29/2020	USD	25,000	7.3750%	EUR	18,560	7.5450%	0.7424
Goldman Sachs	01/29/2013	01/28/2018	USD	40,000	7.3750%	MXN	508,400	12.9120%	12.71
Goldman Sachs	01/29/2013	01/28/2018	USD	48,000	7.3750%	EUR	35,635	7.5450%	0.7424
Goldman Sachs	01/29/2018	01/29/2020	USD	60,000	7.3750%	EUR	44,543	7.5450%	0.7424
Goldman Sachs	01/29/2018	01/29/2020	USD	60,000	7.3750%	MXN	762,600	12.9120%	12.71
Nomura	01/29/2013	01/28/2018	USD	23,889	7.3750%	MXN	303,628	12.9000%	12.71
Nomura	01/29/2013	01/28/2018	USD	22,000	7.3750%	EUR	16,333	7.6050%	0.7424
Nomura	01/29/2018	01/29/2020	USD	27,500	7.3750%	EUR	20,416	7.6050%	0.7424
Nomura	01/29/2018	01/29/2020	USD	35,833	7.3750%	MXN	455,442	12.9000%	12.71
Goldman Sachs	01/29/2013	01/29/2018	USD	7,200	7.3750%	COP	12,819,600	8.2160%	1780.5
Goldman Sachs	01/29/2013	01/29/2018	USD	13,800	7.3750%	PEN	35,356	7.7900%	2.562
BBVA	01/29/2013	01/29/2018	USD	28,800	7.3750%	COP	51,278,400	8.2160%	1780.5
BBVA	01/29/2013	01/29/2018	USD	55,200	7.3750%	PEN	141,422	7.7800%	2.625

During the three months ended March 31, 2015, variances in fair value of the derivative financial instruments that are not considered as hedging derivatives recorded under the income statement amount to a net loss of 19 thousand U.S. dollars (net loss of 1,082 thousand U.S. dollars in the three months ended March 31, 2014).

11. PROVISIONS AND CONTINGENCIES

The Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities.

All changes in provisions which occurred during the first quarter of 2015 are demonstrated in the table below:

	Thousands of U.S. dollars
	12/31/2014 (audited)	Allocation	Application	Reversals	Transfers	Translation differences	03/31/2015 (unaudited)
Non-current
Provisions for Liabilities	56,889	436	(1,974)	(557)	—	(9,284)	45,510
Provisions for taxes	21,717	2,059	(2,039)	—	—	(3,316)	18,421
Provisions for dismantling	15,949	446	—	—	—	(2,724)	13,671
Other provisions	219	23	(6)	(35)	—	(25)	176

Total Non-Current	94,774	2,964	(4,019)	(592)	—	(15,349)	77,778

Current
Provisions for Liabilities	6,699	550	—	(452)	—	(299)	6,498
Provisions for taxes	946	19	—	—	—	(36)	929
Provisions for dismantling	63	—	—	—	—	(11)	52
Other provisions	10,801	—	(3,832)	(2,911)	—	(686)	3,372

Total Current	18,509	569	(3,832)	(3,363)	—	(1,032)	10,851

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil, S.A. has made payments in escrow related to legal claims from ex-employees and the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 41,838 thousand U.S. dollars and 29,696 thousand U.S. dollars as at December 31, 2013 and 2014, respectively.

“Provisions for taxes” mainly relates to probable contingencies in Brazil in respect to social security payments, which could be subject to various interpretations by the social security authorities in that country.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of covering the dismantling process of the installations held under operating leases for those entities contractually required to do so.

Considering the nature of contingencies, it is not possible for the Company’s Management, the estimate of the payment terms of these provisions, except those amounts recognized as current, where was considered the dates for the completion of court hearings and the stage of each lawsuit.

As of March 31, 2015, the core values of the lawsuits that are pending in the courts of each country, according to the nature of claims, can be summarized as follow:

At March 31, 2015, Atento Brasil was involved in approximately 10,438 labor-related disputes (10,022 labor disputes as of December 31, 2014), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or differences over employment conditions in general. The total amount of these claims was 82,179 thousand U.S. dollars (100,863 thousand U.S. dollars in December 31, 2014), of which 42,798 thousand U.S. dollars are classified by the Company’s internal and external lawyers as probable (53,931 thousand U.S. dollars in December 31, 2014), 32,344 thousand U.S. dollars are classified as possible (38,257 thousand U.S. dollars in December 31, 2014), and 7,037 thousand U.S. dollars are classified as remote (4,996 thousand U.S. dollars in December 31, 2014).

Moreover, as of March 31, 2015 Atento Brazil was party to 10 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately BRL 67.8 million, of which BRL 2.3 million relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brazil has established a reserve, as indicated in paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure that these current claims or future claims brought against us will not result in liability to the Company, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

Moreover, Atento Brasil, S.A. has 19 civil lawsuits ongoing for various reasons (26 in December 31, 2014). The total amount of these claims is approximately 2,738 thousand U.S. dollars (3,199 thousand U.S. dollars in December 31, 2014). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, at March 31, 2015 Atento Brasil, S.A. has 29 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (29 in December 31, 2014). The total amount of these claims is approximately 28,294 thousand U.S. dollars (33,796 thousand U.S. dollars in December 31, 2014). According to the Company’s external attorneys, materialization of the risk event is possible.

Lastly, there are other contingencies which are classified as possible by the Company, amounting to 8,894 thousands U.S. dollars.

At March 31, 2015 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities amounting to 9,238 thousand U.S. dollars (8,509 thousand U.S. dollars in December 31, 2014). According to the Company’s external attorneys, materialization the risk event is possible.

At March 31, 2015 Atento Teleservicios España S.A.U. and the rest of Spanish companies was party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 4,326 thousand U.S. dollars (4,401 thousand U.S. dollars in December 31, 2014). According to the Company’s external lawyers, materialization of the risk event is possible.

At March 31, 2015 Atento México S.A. de CV was a party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 6,634 thousand U.S. dollars (5,897 thousand U.S. dollars in December 31, 2014). According to the Company’s external lawyers, materialization of the risk event is possible.

12. AVERAGE NUMBER OF GROUP EMPLOYEES

The average headcount in the Atento Group in the three months of 2014 and 2015 and the breakdown by countries are as follow:

	Average headcount
	March 31,
	2014	2015
	(unaudited)
Brazil	83,801	91,970
Central America	3,871	4,917
Chile	4,347	4,730
Colombia	5,652	6,864
Spain	12,801	10,605
Morocco	1,419	1,671
Mexico	20,429	19,055
Peru	11,102	13,846
Puerto Rico	755	752
United States	440	543
Czech Republic (*)	818	—
Argentina and Uruguay	8,361	8,237
Corporate	61	127

Total	153,857	163,317

(*)	Operations in Czech Republic were divested in 2014.

13. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars
	Three months ended March 31,
	2014	2015
	(unaudited)
Income taxes
Current tax expense	(7,644)	(3,066)
Deferred tax	5,543	(2,560)
Others	104	—

Total income tax benefit/(expense)	(1,997)	(5,626)

The effective tax rate on the Atento Group’s consolidated earnings in the three months ended March 31, 2015 was 21.5%. This rate is distorted because of the recognition of non-deductible expenses in Mexico and the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result. Stripping out the effect caused by the contribution of losses in the holding companies, pre-tax profit would have stood at 29,429 thousand U.S. dollars, with an income tax expense of 12,873 thousand U.S. dollars. Consequently, the aggregate rate excluding the Group’s holding companies is 43.7%.

The effective tax rate on the Atento Group’s consolidated earnings in the three months ended March 31, 2014 was -15.9%. This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result. Stripping out this effect, pre-tax profit would have stood at 21,142 thousand U.S. dollars, with an income tax expense of 9,249 thousand U.S. dollars. Consequently, the consolidated rate excluding the Group’s holding companies is 43.7%.

14. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profits attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the periods, as demonstrated below:

	For the three months ended March 31,
	2014	2015
	(unaudited)

Result attributable to equity holders of the Company

Atento’s Profit/(loss) attributable to equity holders of the parent (in thousands of U.S. dollars) (1)	(14,568)	20,514

Weigthed average number of ordinary shares (2)	73,619,511	73,619,511

Basic result per thousand shares (in U.S. dollars)	(0.20)	0.28

Effect of share-based plan	—	1,164,908

Adjusted number of ordinary shares (2)	73,619,511	74,784,419

Diluted result per thousand shares (in U.S. dollars)	(0.20)	0.28

(1)	Since a value close to nil will be paid for the ordinary shares in connection with the stock option plan there is no adjustment to net loss for the period.
(2)	The weighted average number of shares was calculated considering the convertion of ordinary shares for the IPO had occurred at the beginning of 2014.

15. RELATED PARTIES

Directors

The Members of Atento Board of Directors, at the date on which the financial statements were prepared are Alejandro Reynal, Francisco Tosta Valim Filho, Melissa Bethell, Aurelien Vasseur, Luis Javier Castro, Stuart Gent, Devin O´Reilly and Thomas Iannoti.

As of March 31, 2015 the Members of Board of Directors have the right on the stock-based compensation as described in Note 8.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

Key management personnel with executive duties in the Atento Group in the three months ended March 31, 2015 are described below:

2015

Name	Post
Alejandro Reynal Ample	Chief Executive Officer
Mª Reyes Cerezo Rodrigues Sedano	Legal and Regulatory Compliance Director
Mauricio Montilha Teles	Chief Financial Officer
José Ignacio Cebollero Bueno	Director of Human Resources
Mariano Castaños Zemboraian	Regional Director Commercial
Michael Flodin	Regional Director of Operations
Miguel Matey Marañón	Regional Director – North America and Mexico
Juan Enrique Gamé	Regional Director – South America
Nelson Ambrust	Regional Director – Brazil
Jose María Pérez Melber	Regional Director – EMEA
Bruce Dawson	Regional Director – Near Shore

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the three months ended March 31, 2014 and 2015:

(unaudited)	Thousands of U.S. dollars
	2014	2015
Total remuneration paid to key management personnel	4,722	1,295

The breakdown of the total remuneration shown above is as follows:

	Thousands of U.S. dollars
(unaudited)	2014	2015

Salaries and variable remuneration	4,595	949
Salaries	975	949
Variable remuneration	3,620	—
Payment in kind	127	346
Medical insurance	19	29
Life insurance premiums	5	3
Other	103	314

Total	4,722	1,295

16. CONSOLIDATED SCHEDULES

The following consolidating financial information presents Consolidated Income Statement for the three months ended March 31, 2014 and 2015, Consolidated Statement of Financial Position as of December 31, 2014 and March 31,2015 and Consolidated Statements of Cash Flow for the three months ended March 31, 2104 and 2015 for: (i) (Atento S.A.) (the “Parent”); (ii) (Luxco 1) (the “Subsidiary Issuers”); (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent with the Subsidiary Issuers, the guarantor and non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. The Subsidiary Issuers and the guarantor and non-guarantor subsidiaries are 100% owned by the Parent, either directly or indirectly. All guarantees are full and unconditional and joint and several. This financial information is being presented in relation to the Company’s guarantee of the payment of principal, premium (if any) and interest on the notes issued by BC Luxco 1 S.A. Refer to Note 10 “Financial Liabilities” for further information of these guaranteed notes. The principal elimination entries relates to investments in subsidiaries and intercompany balances and transactions.

Consolidated Income Statement (thousands of U.S. dollars)

For the Three Months Ended March 31, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	—	—	—	240,259	240,259	322,206	(1,183)	561,282
Other operating income	—	—	—	304	304	80	(13)	371
Own work capitalized	—	—	—	140	140	—	—	140
Supplies	—	—	—	(11,723)	(11,723)	(13,183)	11	(24,895)
Employee benefit expenses	—	—	—	(179,800)	(179,800)	(227,183)	509	(406,474)
Depreciation and amortization	—	—	—	(16,445)	(16,445)	(9,659)	(4,493)	(30,597)
Changes in trade provisions	—	—	—	88	88	(157)	—	(69)
Other operating expenses	—	(1,945)	(47)	(31,008)	(31,055)	(49,132)	2,694	(79,438)
Other gains	—	—	—	—	—	—	—	—
Impairment charges	—	—	—	—	—	—	—	—

OPERATING PROFIT/(LOSS)	—	(1,945)	(47)	1,815	1,768	22,972	(2,475)	20,320

Finance income	—	13,744	8,987	161	9,148	3,139	(23,154)	2,877
Finance costs	—	(15,138)	(10,213)	(15,419)	(25,632)	(15,532)	24,476	(31,826)
Net foreign exchange gains/(loss)	—	(6,800)	—	(5,844)	(5,844)	1,907	6,795	(3,942)

NET FINANCE EXPENSE	—	(8,194)	(1,226)	(21,102)	(22,328)	(10,486)	8,117	(32,891)

PROFIT/(LOSS) BEFORE TAX	—	(10,139)	(1,273)	(19,287)	(20,560)	12,486	5,642	(12,571)

Income tax benefit/(expenses)	—	(584)	(4)	299	295	(3,823)	2,115	(1,997)

LOSS FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	—	(10,723)	(1,277)	(18,988)	(20,265)	8,663	7,757	(14,568)

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Three Months Ended March 31, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Revenue	—	—	—	214,455	214,455	301,451	(9)	515,897
Other operating income	—	—	—	278	278	206	(32)	452
Own work capitalized	—	—	—	—	—	—	—	—
Supplies	—	—	—	(7,438)	(7,438)	(12,280)	3	(19,715)
Employee benefit expenses	—	—	(4)	(162,326)	(162,330)	(218,113)	59	(380,384)
Depreciation and amortization	—	—	—	(13,208)	(13,208)	(10,963)	(3,770)	(27,941)
Changes in trade provisions	—	—	—	(45)	(45)	(120)	1	(164)
Other operating expenses	(687)	(618)	(55)	(22,760)	(22,815)	(36,839)	567	(60,392)
Other gains	—	—	—	—	—	—	—	—
Impairment charges	—	—	—	—	—	—	—	—

OPERATING PROFIT/(LOSS)	(687)	(618)	(59)	8,956	8,897	23,342	(3,181)	27,753

Finance income	—	12,157	6,783	417	7,200	6,563	(19,657)	6,263
Finance costs	—	(13,235)	(247)	(13,771)	(14,018)	(14,018)	20,735	(20,536)
Net foreign exchange gains/(loss)	1,013	6,725	—	13,959	13,959	1,715	(10,752)	12,660

NET FINANCE EXPENSE	1,013	5,647	6,536	605	7,141	(5,740)	(9,674)	(1,613)

PROFIT/(LOSS) BEFORE TAX	326	5,029	6,477	9,561	16,038	17,602	(12,855)	26,140

Income tax benefit/(expenses)	(4)	(4)	(4)	(445)	(449)	(6,437)	1,268	(5,626)

LOSS FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	322	5,025	6,473	9,116	15,589	11,165	(11,587)	20,514

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statement of Financial Position (thousands of U.S. dollars)

As of December 31, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	644,398	945,359	643,112	651,622	1,294,734	523,375	(2,465,726)	942,140

Intangible assets	—	—	—	143,946	143,946	34,559	114,573	293,078
Goodwill	—	—	—	62,316	62,316	80,099	27,056	169,471
Property, plant and equipment	—	—	—	85,237	85,237	151,959	—	237,196
Investments	644,398	249,986	26,170	218,547	244,717	79,846	(1,218,947)	—
Non-current financial assets	—	695,373	616,942	82,186	699,128	88,181	(1,390,424)	92,258
Trade and other receivables	—	—	—	39	39	10,507	(43)	10,503
Other receivables from public administrations	—	—	—	29	29	4,851	(29)	4,851
Other non-current financial assets	—	674,024	616,942	60,769	677,711	61,907	(1,369,003)	44,639
Derivative financial instruments	—	21,349	—	21,349	21,349	10,916	(21,349)	32,265
Deferred tax assets	—	—	—	59,390	59,390	88,731	2,016	150,137

CURRENT ASSETS	9,689	40,856	1,600	402,350	403,950	340,826	(79,560)	715,761

Trade and other receivables	356	7,886	1,535	256,563	258,098	256,098	(46,679)	475,759
Trade and other receivables	342	6,734	1,527	240,055	241,582	248,263	(45,527)	451,394
Current income tax receivables	4	10	8	8,469	8,477	5,122	(10)	13,603
Other receivables from public administrations	10	1,142	—	8,039	8,039	2,713	(1,142)	10,762
Other current financial assets	—	3,643	—	643	643	27,919	(3,643)	28,562
Other financial assets	—	3,643	—	643	643	27,919	(3,643)	28,562
Cash and cash equivalents	9,333	29,327	65	145,144	145,209	56,809	(29,238)	211,440

TOTAL ASSETS	654,087	986,215	644,712	1,053,972	1,698,684	864,201	(2,545,286)	1,657,901

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	644,210	46,956	611,541	(99,256)	512,285	149,230	(887,815)	464,866

Share capital	45	119	96	119	215	216,709	(217,040)	48
Net investment/Share premium	639,451	22,770	630,687	22,770	653,457	(3)	(676,240)	639,435
Retained earnings	(19,884)	(42,673)	(1,712)	(115,166)	(116,878)	66,860	9,764	(102,811)
Translation differences	24,014	74,585	(17,530)	866	(16,664)	(141,541)	(12,144)	(71,750)
Cash flow hedge	—	(7,845)	—	(7,845)	(7,845)	7,205	7,845	(640)
Stock-based compensation	584	—	—	—	—	—	—	584

NON-CURRENT LIABILITIES	—	916,374	31,578	970,711	1,002,289	498,274	(1,598,732)	818,205

Deferred tax liabilities	—	—	—	36,367	36,367	31,647	15,118	83,132
Interest-bearing debt	—	290,927	—	295,255	295,255	341,294	(290,927)	636,549
Non-current payables to Group companies	—	624,254	31,578	635,565	667,143	26,550	(1,317,947)	—
Derivative financial instruments	—	1,193	—	1,193	1,193	—	(1,193)	1,193
Non-current provisions	—	—	—	1,940	1,940	92,834	—	94,774
Non-current non trade payables	—	—	—	391	391	4,353	(3,783)	961
Other non-current payables to public administrations	—	—	—	—	—	1,596	—	1,596

CURRENT LIABILITIES	9,877	22,885	1,594	182,518	184,112	216,694	(58,738)	374,830

Interest-bearing debt	—	10,385	—	13,294	13,294	4,808	(11,726)	16,761
Current payables to Group companies	—	10,459	—	—	—	—	(10,459)	—
Trade and other payables	9,877	2,041	1,594	156,202	157,796	206,399	(36,553)	339,560
Trade payables	1,443	906	59	62,172	62,231	66,596	(25,410)	105,766
Current income tax payable	3	8	8	4,797	4,805	2,543	(8)	7,351
Other current payables to public administrations	289	747	—	37,131	37,131	37,096	(747)	74,516
Other non-trade payables	8,142	380	1,527	52,102	53,629	100,164	(10,388)	151,927
Current provisions	—	—	—	13,022	13,022	5,487	—	18,509

TOTAL EQUITY AND LIABILITIES	654,087	986,215	644,713	1,053,973	1,698,686	864,198	(2,545,285)	1,657,901

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

As of March 31, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	534,417	878,688	579,372	637,173	1,216,545	400,914	(2,158,397)	872,167

Intangible assets	—	—	—	140,835	140,835	50,865	92,410	284,110
Goodwill	—	—	—	59,823	59,823	68,999	27,420	156,242
Property, plant and equipment	—	—	—	76,958	76,958	125,178	1	202,137
Investments	534,417	233,720	26,177	206,769	232,946	262	(1,001,345)	—
Non-current financial assets	—	644,968	553,195	97,569	650,764	86,433	(1,278,497)	103,668
Trade and other receivables	—	51	—	307	307	8,516	95	8,969
Other receivables from public administrations	—	—	—	—	—	4,094	—	4,094
Other non-current financial assets	—	623,692	553,195	54,055	607,250	63,442	(1,257,367)	37,017
Derivative financial instruments	—	21,225	—	43,207	43,207	10,381	(21,225)	53,588
Deferred tax assets	—	—	—	55,219	55,219	69,177	1,614	126,010

CURRENT ASSETS	8,408	34,686	1,390	376,934	378,324	321,632	(71,471)	671,579

Trade and other receivables	315	6,997	1,361	281,263	282,624	232,185	(43,859)	478,262
Trade and other receivables	298	6,036	1,354	262,476	263,830	222,869	(42,912)	450,121
Current income tax receivables	7	12	7	9,165	9,172	5,180	2	14,373
Other receivables from public administrations	10	949	—	9,622	9,622	4,136	(949)	13,768
Other current financial assets	—	3,228	—	473	473	15,865	(3,228)	16,338
Other financial assets	—	3,228	—	473	473	15,865	(3,228)	16,338
Cash and cash equivalents	8,093	24,461	29	95,198	95,227	73,582	(24,384)	176,979

TOTAL ASSETS	542,825	913,374	580,762	1,014,107	1,594,869	722,546	(2,229,868)	1,543,746

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	534,547	36,118	551,092	(62,081)	489,011	127,114	(754,221)	432,569

Share capital	45	43	96	(9)	87	220,045	(220,172)	48
Net investment/Share premium	639,560	16,614	630,687	24,556	655,243	—	(671,982)	639,435
Retained earnings	(19,562)	(37,648)	4,761	(106,049)	(101,288)	78,025	(1,824)	(82,297)
Translation differences	(86,694)	57,109	(84,452)	19,421	(65,031)	(177,808)	139,757	(132,667)
Cash flow hedge	—	—	—	—	—	6,852	—	6,852
Stock-based compensation	1,198	—	—	—	—	—	—	1,198

NON-CURRENT LIABILITIES	—	861,348	28,220	916,103	944,323	377,994	(1,423,946)	759,719

Deferred tax liabilities	—	—	—	32,750	32,750	26,595	11,641	70,986
Interest-bearing debt	—	291,295	—	295,911	295,911	261,946	(255,227)	593,925
Non-current payables to Group companies	—	569,514	28,220	578,733	606,953	—	(1,176,467)	—
Derivative financial instruments	—	539	—	441	441	—	(539)	441
Non-current provisions	—	—	—	1,934	1,934	75,844	—	77,778
Non-current non trade payables	—	—	—	6,334	6,334	12,313	(3,354)	15,293
Other non-current payables to public administrations	—	—	—	—	—	1,296	—	1,296

CURRENT LIABILITIES	8,278	15,908	1,450	160,085	161,535	217,438	(51,701)	351,458

Interest-bearing debt	—	4,942	—	8,218	8,218	11,114	(6,429)	17,845
Current payables to Group companies	—	10,100	—	—	—	—	(10,100)	—
Trade and other payables	8,278	866	1,450	146,183	147,633	201,157	(35,172)	322,762
Trade payables	1,125	490	34	48,737	48,771	61,261	(24,507)	87,140
Current income tax payable	7	10	7	4,828	4,835	714	3	5,569
Other current payables to public administrations	322	351	—	34,843	34,843	32,374	(350)	67,540
Other non-trade payables	6,824	15	1,409	57,775	59,184	106,808	(10,318)	162,513
Current provisions	—	—	—	5,684	5,684	5,167	—	10,851

TOTAL EQUITY AND LIABILITIES	542,825	913,374	580,762	1,014,107	1,594,869	722,546	(2,229,868)	1,543,746

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Cash Flow (thousands of U.S. dollars)

For the Three Months Ended March 31, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Total
Operating activities
Profit/(loss) before tax	—	(10,140)	(1,272)	(19,287)	(20,559)	12,487	5,641	(12,571)
Adjustments to profit/(loss):
Amortization and depreciation	—	—	—	16,445	16,445	9,659	4,493	30,597
Impairment allowances	—	—	—	(88)	(88)	157	—	69
Change in provisions	—	—	—	246	246	6,443	109	6,798
Grants released to income	—	—	—	(145)	(145)	—	145	—
(Gains)/losses on disposal of fixed assets	—	—	—	(44)	(44)	—	—	(44)
(Gains)/losses on disposal of financial assets	—	(3)	—	337	337	—	(337)	(3)
Finance income	—	(13,744)	(8,987)	(161)	(9,148)	(3,139)	23,154	(2,877)
Finance expense	—	15,138	10,213	15,073	25,286	15,532	(24,130)	31,826
Net exchange differences	—	6,800	—	4,772	4,772	(1,907)	(5,723)	3,942
Changes in fair value of financial instruments	—	1,082	—	1,081	1,081	1,597	(1,081)	2,679
Own work capitalized	—	—	—	—	—	—	(140)	(140)

	—	9,273	1,226	37,516	38,742	28,342	(3,510)	72,847
Changes in working capital:
Changes in trade and other receivables	—	(61)	—	(36,793)	(36,793)	10,233	(2,183)	(28,804)
Changes in trade and other payables	—	492	1,889	6,248	8,137	5,594	(16,595)	2,372
Other assets/(payables)	—	13,751	(1,875)	(16,609)	(18,484)	(21,604)	10,783	(15,554)

	—	14,182	14	(47,154)	(47,140)	(5,777)	(7,995)	(46,730)
Other cash flows from operating activities
Interest paid	—	(19,272)	—	(19,313)	(19,313)	(1,182)	19,413	(20,354)
Interest received	—	22,964	—	6,374	6,374	1,256	(23,105)	7,489
Income tax paid	—	(4)	—	(2,120)	(2,120)	(1,826)	4	(3,946)
Other payments	—	—	—	(554)	(554)	(3,466)	(1)	(4,021)

	—	3,688	—	(15,613)	(15,613)	(5,218)	(3,689)	(20,832)

Net cash flow from/(used in) operating activities	—	17,003	(32)	(44,538)	(44,570)	29,834	(9,553)	(7,286)

Investment activities
Payments for acquisition of intangible assets	—	—	—	(1,972)	(1,972)	(4,536)	3,428	(3,080)
Payments for acquisition of property, plant and equipment	—	—	—	(4,437)	(4,437)	(6,026)	1,243	(9,220)
Payments for financial instruments	—	—	—	(1,469)	(1,469)	(52,562)	1,469	(52,562)
Disposals of property, plant and equipment	—	—	—	164	164	3	(58)	109

Net cash flow from/(used in) investment activities	—	—	—	(7,714)	(7,714)	(63,121)	6,082	(64,753)

Financing activities
Proceeds from borrowing from third parties	—	—	—	44	44	24,063	(44)	24,063
Proceeds from borrowings from group companies	—	—	—	14,595	14,595	—	(14,595)	—
Repayment of borrowings from third parties	—	—	—	(102)	(102)	—	102	—

Net cash flow from/(used in) financing activities	—	—	—	14,537	14,537	24,063	(14,537)	24,063

Exchange differences	—	9	—	(263)	(263)	(444)	994	296

Net decrease in cash and cash equivalents	—	17,012	(32)	(37,978)	(38,010)	(9,668)	(17,014)	(47,680)

Cash and cash equivalents at beginning of period	—	25,850	227	151,456	151,683	61,687	(25,729)	213,491

Cash and cash equivalents at end of period	—	42,862	195	113,478	113,673	52,019	(42,743)	165,811

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Three Months Ended March 31, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non-Guarantor (Other**)	Eliminations	Total
Operating activities
Profit/(loss) before tax	325	5,029	6,477	9,561	16,038	14,031	(9,283)	26,140
Adjustments to profit/(loss):
Amortization and depreciation	—	—	—	13,208	13,208	14,535	198	27,941
Impairment allowances	—	—	—	45	45	120	(1)	164
Change in provisions	—	—	—	(202)	(202)	1,016	—	814
Grants released to income	—	—	—	(117)	(117)	—	—	(117)
(Gains)/losses on disposal of fixed assets	—	—	—	2	2	408	(1)	409
(Gains)/losses on disposal of financial assets	—	(1)	—	(1)	(1)	—	1	(1)
Finance income	—	(12,157)	(6,783)	(397)	(7,180)	(6,540)	19,614	(6,263)
Finance expense	—	13,235	247	13,768	14,015	13,794	(20,508)	20,536
Net exchange differences	(1,013)	(6,725)	—	(13,975)	(13,975)	(1,745)	10,798	(12,660)
Changes in fair value of financial instruments	—	19	—	17	17	—	1,426	1,462

	(1,013)	(5,629)	(6,536)	12,348	5,812	21,588	11,527	32,285
Changes in working capital:
Changes in trade and other receivables	45	892	174	(48,894)	(48,720)	1,102	(2,809)	(51,694)
Changes in trade and other payables	(1,602)	(1,178)	(144)	(6,249)	(6,393)	(3,778)	2,922	(10,029)
Other assets/(payables)	2,070	(554)	3	(6,095)	(6,092)	12,945	(17,890)	(9,521)

	513	(840)	33	(61,238)	(61,205)	8,065	(17,777)	(71,244)
Other cash flows from operating activities
Interest paid	—	(9,521)	—	(11,206)	(11,206)	(2,837)	9,521	(14,043)
Interest received	—	(536)	—	(475)	(475)	8,209	536	7,734
Income tax paid	(3)	(13)	(3)	(2,742)	(2,745)	(1,695)	(66)	(4,522)
Other payments	—	—	—	(3,302)	(3,302)	(12,607)	9,665	(6,244)

	(3)	(10,070)	(3)	(17,725)	(17,728)	(8,930)	19,656	(17,075)

Net cash flows from/(used in) operating activities	(178)	(11,510)	(29)	(57,054)	(57,083)	34,754	4,123	(29,894)

Investment activities
Payments for acquisition of intangible assets	—	—	—	1,967	1,967	(2,084)	117	—
Payments for acquisition of property, plant and equipment	—	—	—	1,475	1,475	(19,408)	8,852	(9,081)
Disposals of property, plant and equipment	—	—	—	6	6	408	—	414
Proceeds from sale of financial instruments	—	—	—	88	88	—	11,601	11,689

Net cash flows from/(used in) investing activities	—	—	—	3,536	3,536	(21,084)	20,570	3,022

Financing activities
Proceeds from borrowing from third parties	—	—	—	12	12	8,984	(63)	8,933
Proceeds from borrowing from group companies	—	9,982	—	11,601	11,601	—	(21,583)	—
Repayment of borrowing from third parties	—	—	—	(155)	(155)	—	155	—

Net cash flows from/(used in) financing activities	—	9,982	—	11,458	11,458	8,984	(21,491)	8,933

Exchange differences	(1,062)	(3,338)	(7)	(7,886)	(7,893)	(5,882)	1,653	(16,522)

Net increase/(decrease) in cash and cash equivalents	(1,240)	(4,866)	(36)	(49,946)	(49,982)	16,772	4,855	(34,461)

Cash and cash equivalents at beginning of period	9,333	29,327	65	145,144	145,209	56,809	(29,238)	211,440

Cash and cash equivalents at end of period	8,093	24,461	29	95,198	95,227	73,581	(24,383)	176,979

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

17. OTHER INFORMATION

a.	Guarantees and commitments

At March 31, 2015, the Company has guarantees and commitments with third parties amounting to 202,774 thousand U.S. dollars (234,990 thousand U.S. dollars at December 31, 2014).

The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

There has not been any material instance of a guarantee being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

The total amount of operating lease expenses recognized in the interim consolidated income statement for the three months ended March 31, 2015 was 19,061 thousand U.S. dollars (27,463 thousand U.S. dollars at March 31, 2014).

There are no contingent payments on operating leases recognized in the interim consolidated income statements for the three months ended March 31, 2014 and 2015.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2024. As of March 31, 2015, the payment commitment for the early cancellation of these leases is 127,984 thousand U.S. dollars (141,779 thousand U.S. dollars at December 31, 2014).

18. EVENTS AFTER THE REPORTING PERIOD

As of April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, relating to the effective portion of the hedge will be recognized in other comprehensive income as from that date. The gain or loss relating to the ineffective portion will be recognized in the income statement.

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiary mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrate the effectiveness of these instruments.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 5 to the Interim Consolidated Financial Statements.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: May 20, 2015
	By:	/s/ Alejandro Reynal
	Name:	Alejandro Reynal
	Title:	Chief Executive Officer

	By:	/s/ Mauricio Montilha
	Name:	Mauricio Montilha
	Title:	Chief Financial Officer